8/29



03029637

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Geo SA De CV

*CURRENT ADDRESS

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3870 FISCAL YEAR 12-31-01

• Complete for initial submissions only *•• Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 8/29/03

we are ready!


Casas GEO

...his is the main topic of this 2001 Annual Report; Geo is back on the path of profitable and consistent growth.

Short summary of the company's most relevant financial results during 2001.

Summary of the most important relevant events published by the company during 2001.

What is Geo? Find it out at a single glance.

The cornerstone of Geo's culture and philosophy concentrated in three fundamental concepts.

Letter from the Chairman to the shareholders: The Housing Industry has become a driver of the Mexican economy and Geo is ready to take advantage of the opportunities for growth.

After two and a half years of consolidation, Geo is ready to grow again.

Mexican President Vicente Fox considers the housing industry a key for sustainable development and as a pillar of the Mexican economy.

Geo is prepared to enter new markets and diversify its product line.

The National Housing Award won during 2001 is a reflection of the superior quality delivered to Geo's more than 775,000 clients.

Geo's Management is concentrating its efforts on recovering the premium valuation of the company and generating value for shareholders.

The US $50 million Eurobond refinancing and two consecutive years of generating positive Operating Free Cash Flow, among other relevant issues.

Expansion of the Gross Margin, Operating Margin, EBITDA and Net Margin and their causes.

Historical results and useful valuation data.

Statutory Auditor's Report, Independent Auditor's Report and audited financial statements of the company.

Geo is an institutional company formed by more than 40 corporate and operational directors working throughout the country.

Brief bio of the principal members of Geo's Board of Directors.

Explanation of the terms related to Geo's activities and used in the annual report.

List of investor relations contacts for questions and additional information.

Little Juan doesn't even know that he exists yet. But his life is already part of a dynamic history, the history of Corporación Geo. As Geo grows, Juan will grow, along with the other 775,000 people living in Geo communities – living out their lives in an environment of warmth and harmony.


we are
ready!



for profitable growth

The year 2001 marked the end of Corporación Geo's consolidation phase, during which the company was able to reduce working capital needs, refinance its Eurobond, generate Operating Free Cash Flow (for two consecutive years), win the National Housing Award, and return to the middle income housing sector, among other achievements.

This is a shining moment in the trajectory of the Housing Industry, driven by the support of the Federal Government and its goal of reaching 750,000 mortgages per year by 2006. Within this environment, Geo is prepared to get back on the path of profitable growth, with stability in margins, a strengthened balance sheet, and optimal communication with the market.

to deliver results

Geo surpassed all of the 2001 goals that had been shared with the market. The improvements in the financial structure and in profitability will be an additional advantage to face the future.

Goals: operating free cash flow
in US$ millions



25
20
15
10
5
0
24.6
10.0
11.4
00
GOAL 01
ACHIEVEMENT 01

Goals: EBITDA
(in US$ millions)



120
110
100
90
80
70
99.5
100.0
110.2
00
GOAL 01
ACHIEVEMENT 01

FINANCIAL HIGHLIGHTS

Millions of constant Pesos	2000	2001	% Change
Homes sold (units)	26,577	25,115	-5.5%
Revenues	4,921.5	4,710.1	-4.3%
Operating Profit	691.2	699.9	+1.2%
EBITDA in US $ *	99.5	110.2	+10.7%
Net Profit	155.5	280.7	+80.6%
Cash & Cash Equivalents	570.7	682.8	+19.6%
Inventory Turnover (days)	139	121	-12.7%
Accounts Receivable + Inventories Turnover (days)	315	305	-3.2%
Net Debt	1,754.9	1,648.8	-6.0%
US Dollar Denominated Debt to Total Debt	25.3%	2.0%	-92.1%
Interest Coverage	1.7	2.0	+17.6%
Operating Free Cash Flow in US $*	+24.6	+11.4	-53.7%
Return on Equity	5.2%	12.3%	+136.5%
Firm Value / EBITDA Multiple	2.5	3.1	+22.0%

* Convenient translation. Results for 2001 and 2000 may be converted to pesos by multiplying by the December 31, 2001 and 2000 exchange rates of Pesos $9.1695 and $9.6098, respectively.

2001 HIGHLIGHTS

January

French Government honors Roberto Cruz for his support of construction technology - Geo's Construction and Technology Officer is awarded with the National Medal of Merit for his support of the use of innovative and efficient technology in home construction.

February

Miguel Gómez Mont elected President of PROVIVAC - GEO's Chief Executive Officer is elected to a strategic political and lobbying post as the President of the National Homebuilder Association (PROVIVAC).

June

GEO obtains a Special Mention in Ecuador - This mention was an international affirmation of the quality and originality of Geo's architecture. Geo has received more than 22 international awards in its history.

July

GEO receives "BB" international rating from Standard & Poor's - The international credit rating agency reiterates Geo's local rating as "A" and states that the outlook for both ratings is "stable".

August

GEO unveils program to enter new markets - Diversification into the middle income, upper affordable, and lower affordable housing segments means that Geo now covers a potential market formed by 85% of the Mexican working population.

GEO commits to "One Share, One Vote" adopting Tag-Along rights - Geo shareholders approve the "Tag-Along" rights initiative, propose changes to Geo's by-laws according to the new Stock Market Law, and authorize an increase in the amount of the share buyback program.

GEO signs strategic alliance with Autofín to promote middle income housing in Mexico - Geo and Autofín will provide the elements to target the needs of the middle income housing segment that was barely attended for the past six years.

September

GEO announces its intention to initiate its share repurchase program - The goals of this initiative are to capitalize on the low valuation of Geo's shares, to reduce its volatility and support liquidity.

October

GEO successfully refinances its US $50 million Eurobond - Geo issues $500 million pesos with the sole purpose of refinancing its Eurobond aligning its debt maturities with its cash flow expectations. With this movement, Geo refinances all of its dollar-denominated debt with peso-denominated debt at favorable interest rates and maturities.

GEO wins the National Housing Award 2001 granted by INFONAVIT - This achievement is proof that large volumes and profitability are not at odds with superior quality, superior design, and the total satisfaction of the client.

November

GEO applauds 2001-2006 National Housing Program - The program promises an outstanding outlook for the sector and matches perfectly with the path of Geo that has finished its consolidation phase and is ready to return to growth, with a more solid financial structure and improving margins and profitability.

December

GEO issues its third securitization for $100 million pesos and obtains improved financing conditions - The revolving structure of this issuance will allow Geo to finance approximately 7,300 homes over the next three and a half years. The program maintains its "AA-" rating by S&P.


El Dorado, 5,150 Affordable Geo homes

Goals: debt to capitalization



50
48
46
44
42
40
44.3%
45.0%
42.7%
00
GOAL 01
ACHIEVEMENT 01

Goals: accounts receivable to sales



51.0
50.5
50.0
49.5
49.0
48.5
50.4%
50.0%
50.3%
00
GOAL 00
ACHIEVEMENT 00

company profile

Corporación Geo is the leading housing developer in Mexico and the largest builder of affordable housing in the Americas, as measured by homes sold. Geo is a fully integrated homebuilder engaged in all aspects of design, development, construction, marketing, commercialization and delivery of affordable entry-level and middle-class housing communities in Mexico. The Company also participates in a joint venture to build homes in Chile.

Through operating subsidiaries positioned in the most dynamic cities in the country, Geo is the most diversified homebuilder in Mexico, with operations in 19 of the 32 Mexican states which together contain approximately 70% of the country's population. In addition, the brand name "Casas Geo", recognized by 9 out of 10 potential customers, is definitely "top of mind" in its market and the most recognized in the Mexican Housing Industry.

With a 9.6% market share the company has a distinguished reputation for design and quality, having sold over 155,000 homes since the Company's foundation in which over 775,000 people currently live. Geo's closest competitors in Mexico are roughly half its size in terms of units sold.

Corporación Geo's history of success is the result of a unique business model that has allowed it to achieve attractive growth with limited financial risk. During the last eight years, Geo has been consistently profitable and has enjoyed a CAGR in excess of 25.0% in US dollars EBITDA. In 2001, the Company sold 25,115 homes, had revenues of Ps. 4,710.1 million (US $513.7 million) and EBITDA of Ps. 1,010.5 million (US $110.2 million).

Created in 1973, Corporación Geo is headquartered in Mexico City, and since 1994 has been listed on the Mexican Stock Exchange under the ticker symbol GEOB. Geo is part of the select group of stocks in the Mexican IPyC index. Geo's Senior Management team controls 5% of the Company's unique series of shares and is comprised of the individuals who have directed its operations since its foundation.

Geo is focused on generating added value for its shareholders through a Solid Strategy of Profitable Growth that provides Superior Quality of Life to all its homebuyers.



San Isidro, 2,200 Affordable Geo homes

MISSION,VISION AND VALUES

The expansion of the Housing Industry may come with a new issue for sustainable growth in the long-term. The lack of qualified middle and Senior Management is becoming a key element in the Housing Industry.

During the year 2001, Geo continued with its organizational program to enhance employee loyalty and assure the dissemination of know-how across the company's different administrative levels.

The main result of this initiative is a renovated long-term Vision, a new Mission and a set of Organizational Values. Geo will continue to work hard to institutionalize this new corporate culture among all of its employees during 2002.

2005 Vision

"To continue to be a leading certified housing institution with international prestige, while generating the highest profitability in the industry."

Mission

"To develop integral and innovative housing communities, assuring our leadership in terms of quality and profitability, while generating benefits to our shareholders, clients, employees and society."

Values

Human Development: "Value, recognize and leverage the personal and professional capabilities of our employees through a continuous learning process. Create working conditions that improve the quality of life, motivate participation and efficiency, and enhance employee pride in the company."

Continuous Improvement: "Promote day to day personal performance and enhancement of our work through the measurement, control and optimization of processes."

Honesty: "Maintain a standard of behavior based on truth, loyalty, ethical conduct and transparency."

Team Work: "Achieve the goals of the organization by sharing the same objectives and common values and interacting cordially in an environment of support and respect."

Customer Satisfaction: "Provide our clients a home at the agreed quality, price and time of delivery, ensuring the best service before, during and after the sale."

Fulfillment: "Meet our time, cost and quality commitments according to our standards and policies."

Profitability: "Achieve the returns and financial health promised to our shareholders, according to market benchmarks, assuring the long-term sustainable growth of the company."

to capitalize on opportunities

The Homebuilding Industry is going through radical reforms and structural changes to become one of the most dynamic and high-profile sectors in the Mexican economy. The economic and social policies implemented by President Fox have positioned Housing as a pillar of national development.

Dear shareholders,

To bring about this metamorphosis, for the first time in the country's history, a National Housing Promotion Council (CONAFOVI) as well as a National Housing Board (CONAVI) were formed. These organizations share common objectives, as they are entrusted with reconciling the various interests related to the Housing Industry and to coordinate the different players, including legislators, Federal, State, and Municipal bodies, as well as the private sector, Housing Institutes and funds, developers and suppliers, with the firm purpose of reaching the goals set by the Fox Administration, which as you all know, are to gradually increase the housing supply from the record 475,000 mortgages in 2002 until reaching 750,000 in 2006.

As a consequence of this unparalleled opportunity, the General Directors of the Housing Institutes – INFONAVIT, FOVISSSTE and FOVI, now the National Mortgage Bank (SHF) – each one with recognized experience and proven results, together with banks and SOFOLES (the so-called "non-bank banks"), have implemented initiatives and modifications in their by-laws and operating procedures in the hope of increasing the supply of credits, maximizing their resources and giving a significant boost to their portfolio, within their overall mission to make the dream of millions of Mexican families of owning their own home, a reality.

These concrete steps, in an context of families that want dignified homes that meet international technical standards, have been cause for great confidence in the promise of the Homebuilding Industry.

For the above reasons, I feel more motivated and optimistic than ever before. I am sure that we are in the right business at the right time. We have a great opportunity and a great challenge, in both the immediate and long-term, and Geo is ready to meet that challenge.

Corporación Geo today

After six years of intense growth that put us in 19 states and 33 cities and which made us the leader of the sector, in going from building 3,689 houses in 1993 to 25,503 houses in 1999, over the last two years we have concentrated on the hard task of consolidating the aggressive growth of the company.


Santa Bárbara, 12,000 Affordable Geo homes

Operating Free Cash Flow & EBITDA in US$ millions


Operating free cash flow
EBITDA
150
100
50
0
-50
-100
96
97
98
99
00
01

Net debt to capitalization
Percentage


40
39
38
37
36
35
39.4
38.0
37.1
34.5
98
99
00
01

Luis Orvañanos
President and Chairman of the Board



Rancho Santa Elena: 6,500 Affordable Geo Homes.


Homes sold
Units
25000
20000
15000
10000
5000
0
12,235
17,148
20,428
25,503
26,577
25,115
96
97
98
99
00
01

The consolidation stage allowed us to revise and update our organization with the great effort of all those who form the Geo Family. For this, we have accomplished, with the active participation of all of our employees, our re-founding, perfecting the Geo Culture, adjusting it to the challenges and opportunities presented to us through our Mission, Vision and Values, so that the entire Geo workforce –our most precious resource–, is aligned and focused on the objective to grow again in a profitable manner and achieve our Mission, which is: "Provide integrated and innovative housing developments that guarantee our leadership in terms of quality and profitability, and that generate benefits for our clients, shareholders, employees, and society."

We are aware of the significance of the purchase of a house, perhaps the most important decision in the life of a family that wants to make a home, and we also know the great sacrifice that our clients must make and the lift in spirits that a new house can give its inhabitants. Because we know all this, our Mission is intended to offer the best and highest quality product, while at the same time generating an adequate profit on the transaction. The 2001 National Housing Award, "Tu Casa INFONAVIT," is a clear sign of our commitment to quality.

On the business side, our financial statements as of December 31, 2001 reveal the results of this consolidation phase. The Gross Margin has consistently been within our expectations. Administrative costs were reduced thanks to an intense "Administrative Simplicity" campaign, which will continue on into the future. A better mix of financing instruments and the reduction in interest rates in Mexico, together with a stable peso, caused the CIF to show a markedly lower tendency, which fueled Net Income in 2001 as well as Return on Equity.

Operating free cash flow, EBITDA and the Accounts Receivable to Sales ratio all improved as expected during the year. In the same way, the ratios of Debt to Capital, Interest Coverage and Net Debt also improved and reduced the risk profile of our balance sheet.

As can be seen, the financial health which the company enjoys today, and will continue to enjoy in the future, made it possible for us to successfully refinance our US$50 million Eurobond which reaches maturity in May 2002. Other manifestations of the confidence of the financial markets in Geo were the Securitizations of Accounts Receivable for P$100 million, the issuance of P$500 million in Medium-Term Notes, in very favorable terms, as well as the maintenance of the credit ratings of the principal rating agencies.

Year 2001 marked the end of the consolidation phase of Geo, and now I see a more healthy and mature company, with an enormous potential that coincides with the exciting moment that our Industry is experiencing.

Today we are ready. Geo is a company that is ready to consistently grow and take advantage of the opportunities in the market, with a solid financial structure, a leading brand on the national scale, and a prestigious product whose designs are both human-centric and aesthetically pleasing, and which have gained recognition through numerous national and international awards. The Geo of today is a Geo with cutting-edge technology, an institution that is governed by well-thought-out systems, processes and policies. Today's Geo is made of people with the desire and spirit to take once again the path of profitable growth and to recover the value of the company and its shares.

Nevertheless, we know that we still have much to improve, correct and make more efficient. We are not 100% satisfied with where we are, but we are proud of how far we've come and are committed to keep moving in that direction. We are not perfect, but each of our processes are perfectible and to this end we will be working dedicatedly, and for this we are counting on the most important part of Geo, the 3,132 loyal and optimistic collaborators who are motivated to make our Mission a reality.


Retained earnings
Millions of pesos
2500
2000
1500
1000
500
0
835
1,202
1,488
1,902
2,058
2,338
96
97
98
99
00
01

Our future

In spite of the great advances in science, technology, medicine, business, transportation, and communications, among others, we have reached the 21st Century and we are still facing the great worldwide challenge to fulfill the basic need of every family for decent shelter. This is not only a challenge for poor countries, but equally applies to emerging and rich nations.

We know well that the governments of the world have as a priority to seek the financial, social, technological, legal, land-tenancy and basic service formulas to adequately address this enormous problem.

We are an ambitious, professional organization, with ideals and with a proven track record, we are prepared to take advantage of this great opportunity and fulfill our Mission with passion. Our spirit is one of service for our customers and shareholders; we have transformed our destiny to become industry leaders, and will continue our transformation to become a world-class company.

This year is Geo's, it's a year of growth, of recovering optimal indicators and results, of continuing to correct our mistakes and errors, but above all of enhancing the quality of our product, the quality of our business model and the quality of customer care. It is for this reason that we have dedicated 2002 to "Building Quality".

In 2002, we are presented with the opportunity to participate in the middle class housing market and to intensify our presence in the segment of lower affordable housing, for people with income of less than 3 minimum wages, which is where we find the volume market. We are going to grow by expanding in places where we already operate, optimizing our operating costs, in other words not opening any new localities nationally or internationally, and continuing with a strict policy of austerity in administrative costs.

In this way, we are counting on a growth in Volumes, Revenues and EBITDA of between 8% to 10%, accompanied by a stable Gross Margin and Operating Margin. The financial structure of the company will continue to strengthen, we will keep working to generate positive Operating Free Cash Flow, at the same time optimizing our working capital needs and improving our debt indicators.

As a demonstration of the confidence in our sector and the security of Geo's upward trajectory, we have efficiently operated our stock repurchase fund, and we members of the Senior Management continue to acquire shares in the market with our own resources.

In the long term, Geo will continue with this moderate, healthy and sustainable growth, always with an eye to improving profitability, product quality and to generating value for all shareholders.

It is a great responsibility that we have, to respond in an organized way to this call, which comes in the context of an investment of US $10.0 billion available for housing credits this year, as the government is betting on our sector to help reactivate the national economy, creating employment and growth for the benefit of millions of Mexicans. In front of this panorama, Geo is in a privileged and opportune position, for which we must respond to the challenge by investing, producing, generating jobs and above all, "Building Quality."

What a great privilege and responsibility!

Luis Orvañanos Lascurain
lorvananos@casasgeo.com
President and Chairman of the
Board of Directors

W E A R E R E A D Y

to face the future

Geo is back again on the path to growth by changing its business model to pursue a moderate and sustainable EBITDA growth, with positive Operating Free Cash Flow generation and a healthier financial structure.

Accounts receivable to sales
Percentage



73
68
63
58
53
48
64.4
63.3
67.3
50.5
50.4
50.3
96
97
98
99
00
01

Inventory turnover as of days of COGS



300
240
180
120
60
0
224
291
277
249
176
164
96
97
98
99
00
01

As part of its Consolidation era, which formed the bridge between the "explosive growth" period and the current "profitable growth" period, Geo implemented a series of strategic programs aimed at ensuring the long-term operations of the company, strengthening the financial structure and enhancing the returns offered to the investment community.

Over the next few years, those strategic initiatives – such as the Factory of Homes, the Factory of Clients, Land Outsourcing, the Loyalty Program for Employees and the Securitization of Accounts Receivable, will all be in full operation, and will be delivering results.

The generation of Operating Free Cash Flow by liberating working capital needs, the reduction of the Weighted Average Cost of Capital and an increase in profitability together with a Management team completely aligned with the shareholders interests are the main results of the Consolidation period.

In addition, the Consolidation Strategy allowed the company to profitably diversify its product portfolio, upgrade product quality –which resulted in its winning the 2001 National Housing Award–, reduce redundancy and increase efficiency –which lowered the SG&A as a percentage of sales and finally– and to successfully refinance its Eurobond, nine months in advance.

Geo has challenged the notion that additional debt or capital calls would be necessary for the company to continue growing at double-digit rates. Geo is ready to face the brilliant future of the Mexican Housing Industry.



Little Juan lives with his Mommy in an environment of security, protection, and human warmth. They live in a Geo house.



Sa[illegible] [illegible]ena, 6,500 Affordable Geo-homes



We are building ... peacefulness

to meet the challenge

In order to reach the goal of delivering 750,000 mortgages by 2006, Mexican President Vicente Fox has encouraged several lines of action focused on the development of the Housing Industry.

Housing Institutes
Thousands of credits



800
600
400
200
0
CAGR 2000-06=13.5%
350
320
480
550
610
660
750
00 01 02 03 04 05 06
INFONAVIT
FOVISSSTE
SOFOLES/banks
SHF-FOVI
Others

Source: Housing Development Plan. Others includes the subsidize programs as VIVAH and FONAHPO

Common effort to deliver 750,000 mortgages by 2006.

From now on, building homes is considered as an integral aspect of sustainable development and social stability; moreover, it is regarded as one of the key drivers for the Mexican economy.

The National Housing Board

The new Administration had the vision to create the National Housing Board to link every stakeholder in the industry to discuss and propose creative solutions to address present difficulties. A former US banker and expert in the field, Mr. Alberto Mulás, is coordinating the Board, and for the first time ever the President is directly involved by chairing the Board at least four times per year.

The National Housing Program

The National Housing Program, which aims to set the blueprint for the Housing Industry, was presented in 2001. Important initiatives such as the first meeting of the National Housing Board, the creation of the National Mortgage Bank (Sociedad Hipotecaria Federal), the launch of the Affordable Housing Exchange: www.micasa.gob.mx, and the confirmation of the goal of 750,000 mortgages per year by 2006, have been the first initiatives of President Fox's Administration in its effort to boost the Housing Industry in Mexico.



400
360
320
280
240
200
205
275
300
325
350
375
01 E02 E03 E04 E05 E06

The largest mortgage supplier, INFONAVIT, will deliver 50% of the President's goal of 750,000 mortgages by 2006.



Conservative scenario
Cofinancing
Saving programs
Securitization & debt issues
Rehabilitations & improvements

Thousand of credits
Source: INFONAVIT



GeoVillas Plácido Domingo, 240 Lower affordable Geo homes

We are building ... quality of life

Juanito plays with his Daddy after getting home from the elementary school where he studies, located in the same Geo housing development.

to enter new markets

Two years of consolidation have provided Geo with a strong foundation from which to enter new markets. Today, market conditions are excellent for such an expansion.

Among these conditions are the positive economic outlook, the expected increase in demand for lower priced homes and the return of commercial banks and SOFOLES to the arena of middle income housing finance.

Middle income and upper affordable

After six years of limited activity, the commercial banks, SOFOLES and Housing Institutes have come back to these higher priced segments. The new law permitting the tax deductions in connection with the real interest expenses related to any mortgage credit will be a very positive trigger to fuel consumer decision.

During 2001, Geo built 1,185 homes in the middle income and upper affordable segments. For 2002, Geo expects to build close to 1,500 homes in these segments.

Lower affordable

In order to reach the goal of delivering 750,000 mortgages by 2006 the Housing Institutes as INFONAVIT or FONHAPO will increase their focus on satisfying the needs for those contributors earning less than three minimum wages. Despite the fact that the amount of the credit will be lower as well as the size and price of the homes, that is where Geo believes the volume growth is going to be in the coming years.

During 2001, Geo built more than 3,000 homes in the lower segment of the affordable housing sector distributed over three different Mexican States. For 2002, Geo estimates it will build more than 9,000 lower affordable houses across nine Mexican States.

The pent-up demand and financing supply for these housing segments will be released over the next few years, and Geo will be there.

With our product diversification, we have expanded our potential market to 85% of the working population in Mexico


Upper affordable
US $33,070-US $51,800
Geo's typical market
affordable entry-level
US $18,090-US $33,070
Lower affordable
less than US $18,090

Mortage source

Middle income ➤ Banks, SOFOLES & Autofín
Upper affordable ➤ FOVI "B3" & Apoyo INFONAVIT
Affordable entry-level ➤ FOVI, INFONAVIT & FOVISSSTE
Lower affordable ➤ PROSAVI & PROGRESIVA

Middle income and upper affordable projects in 2001


Geo coverage
States with upper & middle projects



Residencial Oso 27, Middle income Geo homes

Juanito and neighborhood friends from his cluster are ready to go out and play in one of the playgrounds of the Geo development where they live.




sports fields that are part
of the surroundings of
their Geo home.
Los Arcos II, 316 Upper-affordable Geo homes
We are building ... future champions
Casas GEO

to continue delivering quality of life

Year after year, the company has invested in research and development of new technologies, construction techniques and materials, in order to continue to offer the best product in the industry.

This emphasis on superior products helped Geo to expand its market share from 9% in 2000 to 9.6% in 2001, and strengthen its leadership position.

These investments have allowed Geo to make its operations more efficient and profitable, by supplying products that are delivered faster and with broad market appeal. This is evidenced by the fact that Geo has built more than 155,000 houses since its foundation in 1973, more than any other company in the Americas.

Geo supplies not only the best homes in the market, but also a complete urban environment with integral community services. Insight Geo communities, inhabitants can develop in a secure and proper environment provided of schools, markets, playing fields, medical and sporting facilities. Additionally, Geo offers to its clients an exclusive "post-sales" service aiming to support new costumers in new neighborhood activities.

Following this philosophy, Geo has positioned itself as the company with the greatest commitment to creativity, innovation and quality, offering to its clients the most value in the entire Housing Industry.

As proof of the superior quality of Geo's homes, 35% of Geo's annual sales were driven by "word of mouth" while the satisfaction index of Geo clients surpassed national standards – complaints were only registered for 1.5% of sales throughout the 33 cities where the company operates in.

Geo has again disprove the commonly held belief that large production volumes and profitability are at odds with high-quality design and production, and complete customer satisfaction.

National Housing Award
"La Casa INFONAVIT 2001"



Of the national and international awards received during the year, the one that best attested to the quality of Geo's housing developments was the "National Housing Award – La Casa INFONAVIT", which is granted each year by that Housing Institute.

In addition, INFONAVIT sponsored regional contests. Geo won first place in the Northwest-Pacific and Southeast regions of Mexico, and was the only firm to have five housing developments among the 18 finalists.

to increase shareholders' value

Today like never before, the Board and Management of Geo are committed to all of its shareholders and are concentrating their efforts in recovering the premium valuation of the company and generating value for shareholders.

Accumulated return
January 2001-March 2002
Percentage


231%
180
150
100
60%
50
0
33%
01/01
01/02
03/02
Geo
Ara
IPyC

The two and a half years which it took Geo to conclude its consolidation phase has finally ended; the company is again ready to grow and generate value. Management changed explosive growth rates which strained the company financially, for moderate growth which ensures profitability and a strong balance sheet.

As part of its philosophy to always listen to the voice of its shareholders, since 1999 Geo put into practice financial and operating changes which allowed it to generate positive Operating Free Cash Flow for the second time in its history, diminish the need for working capital, sharpen the financial structure and diminish the volatility in its quarterly margins. In this line, the US $50 million Eurobond was refinanced in pesos, reducing dollar exposure of the debt to less than 2%, and keeping in line with the decision to focus on operations in Mexico.

In response to the requests of many investors and analysts, Geo adopted more aggressive means of communication which allowed the company to increase its transparency and promote accessibility of Senior Management. In keeping with this initiative, Geo adopted the policy of publishing preliminary quarterly results in order to align the expectations of the investment community, Management attended numerous national and international conferences, roadshows were organized in Mexico and beyond, the "response within 24 hours" policy was put in place and the Website was reinvented as a primary communications tool. Geo is convinced that the image of Management is an important factor in the market's valuation of the company.

Strengthening the "One Share, One Vote" policy, Management made changes that equally guarantee the rights of all shareholders. Geo adopted the only Tag-Along clause in Mexico, introduced "Proxy Voting" in its Extraordinary Shareholders Meeting, and modified its statutes and by-laws in line with the Code of Best Corporate Practices and the new Capital Market Law.

Finally, the stock repurchase program was implemented, whose objective is to provide liquidity and reduce volatility for the stock, and which supported the 115% appreciation of GEOB during 2001.





We are building ... certainty



Ciudad Luis Donaldo Colosio, 3,420
Affordable and Upper affordable Geo homes

Juan kno s that o
through ducatio
he get a ead in e
tranquil ty of his s'
Geo ho e is cr
his studies.


... harmony
Villas SIDECO, 240 Lower affordable Geo homes

to discuss our financial structure

During 2001 the financial structure of the company was reinforced by the successful Eurobond refinancing, highlighting the fact that Management was able to generate positive Operating Free Cash Flow.

For second year in a row, Geo generated in 2001 a positive Operating Free Cash Flow of $104.2 million pesos or US $11.4 million, surpassing the initial goal of $100 million pesos.

Accounts Receivable to Sales decreased down to 50.3% from 50.4% in 2000 along with year-end inventories coming down 11.0% compared to 2000. Cash and Cash Equivalents showed an increase of 19.6% over last year ending in $688.8 million pesos, driving a reduction in Net Debt of 6.0% to $1,648.8 million pesos versus $1,754.9 million pesos at the end of 2000. The Debt to Capitalization ratio observed an improvement over last year moving from 44.3% to 42.7% in 2001. Finally, the debt risk profile improved in 2001, especially considering the fact that the US dollar debt exposure finished the year below 2% of total financial liabilities and Interest Coverage passed from 1.7 in 2000 to 2.0 in 2001.

Operating free cash flow

In line with Geo's objective of generating moderate EBITDA growth and positive Operating Free Cash Flow under the same debt and capital structure and resulting from the consolidation period, the company has succeed in generating positive Operating Free Cash Flow for the second year in a row, surpassing its initial goal of $100 million by reaching $104.2 million pesos in 2001 or the equivalent to US $11.2 million.

However, Operating Free Cash Flow for year 2001 presented a decrease of US $-13.2 million, having passed from US $24.6 million to US $11.4 million in 2001. This behavior is explained by the extraordinary US $16 million transaction made with GE Capital in December 2000 as part of the Land Outsourcing strategy. Without this effect, Operating Free Cash Flow would have increased 32.5 % versus 2000.

Operating Free Cash Flow

Year over year comparison

	MILLIONS OF CONSTANT PESOS			MILLIONS OF US DOLLARS		
	2000	2001	CHANGE	2000	2001	CHANGE
Sources						
EBITDA	998.7	**1,010.5**	11.8	99.5	**110.2**	10.7
Interest income	26.0	**43.5**	17.5	2.6	**4.7**	2.1
Total sources	1,024.7	**1,053.9**	29.2	102.1	**114.9**	12.8
Uses						
Interest expenses	-578.0	**-505.8**	72.1	-57.6	**-55.2**	2.4
Working capital	-140.9	**-405.9**	-265.0	-14.0	**-44.3**	-30.2
Inventory	121.0	**-6.6**	-127.6	12.1	**-0.7**	-12.8
Capex	-96.5	**-0.3**	96.2	-9.6	**-0.0**	9.6
Other	-85.7	**-70.5**	15.2	-8.5	**-7.7**	0.9
FX	-6.9	**16.6**	23.5	-0.7	**1.8**	2.5
Inflation adjustment	21.8	**22.8**	1.0	2.2	**2.5**	0.3
Taxes	-12.4	**0.0**	12.4	-1.2	**0.0**	1.2
Total uses	-777.6	**-949.7**	-172.2	-77.5	**-103.6**	-26.1
Op. Free Cash Flow	**+247.1**	**+104.2**	**-142.9**	**+24.6**	**+11.4**	**-13.3**

Cash & cash equivalents

The cash balance of the company as of December 31, presented an increase of 19.6% compared to last year, going from $570.7 million to $682.8 million pesos. It is important to notice that the level of cash during the period includes $95 million pesos still available to pay down the outstanding US $10 million of the company's Eurobond.

Collection and accounts receivable

After the deceleration presented in the Housing Institutes during the last months of 2000, Geo's Management took the decision to concentrate on financial health, and decided to link production rhythm to the collection flows. In light of this fact, the Accounts Receivable during 2001 totaled $2,367.8 million pesos representing a decrease of 4.6% over $2,481.6 million pesos in 2000, while the Accounts Receivable to Sales showed a decrease of -0.1% percentage points versus last year. This is the third consecutive year that Management has succeeded in improving this important indicator.

Cash and cash equivalents
Million pesos



700
600
500
400
300
200
570.7
682.8
2000
2001

Accounts receivable to sales
Percentage



50.5
50.2
49.9
49.6
49.3
49.0
50.4
50.3
2000
2001



Jesús María, 3,200 Affordable Geo homes


Inventories and land bank
Million pesos
2000
1600
1200
800
400
0
651.8
189.2
919.7
654.5
165.3
746.6
2000
2001
Land inventories
Materials
Promotions in process


Land bank 2001
Number of homes
11,556
37,078
31,774
Owned
Land outsourcing
Optioned
Total: 80,408

Inventories and land bank

As a result of the "Land Outsourcing" strategy managed by the company to diminish working capital needs, the level of inventories presented a decrease of 11.0% or $194.2 million compared to last year.

It is the objective of the Management to maintain a minimum level of two to three years of production available in land bank, through different schemes of acquisition and insurance of land. In this way, the company looks to diminish working capital needs and land ownership risk.

As of December 2001, land availability of the company reached a total of 80,408 affordable entry-level units or the equivalent of 884.5 hectares, as a consequence of the combination of Geo's owned land, options agreements and the "Land Outsourcing" scheme. Geo controls land bank worth more than three years of production with a low financial cost and a limited ownership risk.

Net debt and financial liabilities structure

In line with management's objective of generating moderate EBITDA growth and positive operating free cash flow under the same platform of debt and capital, net debt presented a decrease of -6.0% or $-106.1 million pesos, reaching a level of $1,648.8 million pesos compared to the $1,754.9 million in year 2000.

The company's debt profile showed a composition of 62.5% short-term and 37.5% long-term financial liabilities, while debt in dollars as of December only represented a 10.8% from the total debt of the company (2% without considering the outstanding tranch of the Eurobond to be paid in May) reducing the debt risk profile in a significant way. Moreover, interest coverage improved from 1.7 in 2000 to 2.0 in 2001.

In addition, the company has more than $2,640.1 million pesos in lines of credit that are available and not used as a combination of the diversification of financial instruments available to Geo.

From the $2,640.1 million pesos in lines of credit that are available and not used $1,992.3 million corresponds to available lines of credit under the bridge loan financing while the remaining $647.8 is composed by direct credits, commercial paper, the medium-term notes program and leasing. This availability in lines of credit assures enough working capital for the company to build an excess of more than 17,924 houses.

As part of its strategy to diversify financial instruments and decrease funding costs, during 2001, the company has broadened its corporate finance portfolio, opening business relationships with six new financial institutions that will be offering Geo bridge loan financing, direct credits, land purchasing loans, commercial paper and medium term notes. These institutions are IXE Banco, Grupo Financiero Banorte, Mi Casa Autofín, Multivalores Casa de Bolsa, Grupo Financiero Bital and GMAC Hipotecaria.

It is important to mention that 41.0% of company's debt is under the "Bridge Loan" financing vehicle. Due to its nature, the bridge loan should be considered as working capital, because of the low risk that it represents for the company: building execution and collection of the project.

The maturity of a bridge loan is always longer than the expected period of time to finishing and collecting the project. The guarantee of each bridge loan is the physical project that it is financing, and the company signs a new loan for every single project. In addition, the company's liabilities in the more than 92 active bridge loans are covered 2.5 times by the Accounts Receivable.



Joyas Diamante, 320 Upper affordable Geo homes

Debt indicators

	2000	2001	CHANGE AMOUNT	CHANGE %
Net debt	1,754.9	1,648.8	-106.1	-6.0%
Net debt to capitalization ratio	43.5%	41.0%	2.5%	-5.8%
Net debt to capitalization ratio without deferred taxes	37.5%	34.5%	3.0%	-8.1%
Short-term debt to total debt	60.2%	62.5%	-2.3%	3.8%
Long-term debt to total debt	39.8%	37.5%	2.3%	-5.8%
Pesos debt to total debt	74.7%	89.2%	-14.5%	19.4%
US dollar debt to total debt	25.3%	10.8%	14.5%	-57.3%
Liquidity (CA/CL)	2.32	2.21	-0.1	-4.7%
Acid test (CA-Inv/CL)	1.56	1.53	-0.0	-1.9%

Total financial liabilities

	AMOUNT	TOTAL %	AVERAGE COST	AVERAGE RATES
Bridge loans TIIE	916.4	39.3%	TIIE + 2.4	11.6%
Bridge loans UDIS	38.8	1.7%	UDIS + 11.6	16.0%
Direct loans	207.0	8.9%	TIIE + 3.0	12.2%
Commercial paper	86.0	3.7%	TIIE + 2.25	11.4%
Leasing	13.5	0.6%	TIIE + 1.5	10.6%
Medium term notes in pesos P001	300.0	12.9%	CETES + 4.0	11.4%
Medium term notes in pesos P002 & P003	500.0	21.4%	TIIE + 3.0	12.1%
Credits Chile	126.0	5.4%	12.2%	7.6%
Eurobond	98.0	4.2%	10.0%	10.0%
Others	45.9	2.0%	9.1%	9.1%
Average Cost of Debt	2,331.6	100.0%		11.5%

Eurobond refinancing

In May 2001, Management officially began its work on the refinancing, either in the local or international markets, of its five-year US $50 million Eurobond emitted in May 1997, which falls due May of 2002.

During 2001, the company placed three Medium-Term Peso Notes totaling $500.0 million pesos in order to refinance the company's Eurobond. Up to the publication date of this annual report, the company has bought back in the open market more than 81% of its Eurobond. The remaining 19% is still trading in the retail market and Management expects to wait until maturity to pay it down. With this transaction the dollar exposure in the company's debt is less than 2% of total financial liabilities.

The successful nine months in advance Eurobond refinancing places the company in a much better position to face the expected opportunities in the Housing Industry.

Miguel Gómez Mont
mgm@casasgeo.com
Chief Executive Officer



Víctor Segura
vsegura@casasgeo.com
Chief Financial Officer

to analyze our operating results

In 2001 the company delivered a mixed operating performance, with a slightly lower generation of Revenues but with higher productivity that fueled margin expansion at all levels from Gross Margin to Net Margin.

In 2001 25,115 homes were sold, a decrease of 5.5% over last year while Revenues came down 4.3% totaling $4,710.1 million pesos. Gross Profit decreased by 2.7% year-over-year reaching $1,227.0 million pesos, with an improvement in Gross Margin moving from 25.6% in 2000 to 26.0% in 2001.

Despite the decrease in Revenues, Operating Profit observed an increase of 1.2% over last year reaching $699.9 million pesos with an Operating Margin of 14.9% compared to 14.0% of last year. In addition, EBITDA presented an increase of 1.2% over last year or 10.8% in dollar terms, totaling $1,010.5 million pesos.

Finally, Net Profit increased by 80.5% reaching $280.7 million pesos compared to $155.5 million pesos in 2000, with a Net Margin of 6.0% compared to the 3.2% in 2000. This performance boosted an increase in Return on Equity moving from 5.2% in 2000 to 12.3% in 2001.

Sales

During 2001, Geo managed to increase its market share from 9.0% in 2000 to 9.6%. Despite the decrease of 9.6% in number of available mortgages in the market, Geo managed to sell 25,115 homes in 2001 a decrease of 5.5% from the 26,577 units sold in 2000.

In line with the mortgage market mix in Mexico during 2001, Geo's sales mix was 74% INFONAVIT and 26% FOVI.

2001 was the year of Geo's return to the middle income and upper affordable housing segments. It was a successful return; the company sold more homes in these markets than any other competitor, despite having not been active in them since 1994. Of the 24,103 homes sold in the full year of 2001, 1,185 houses belong to the upper affordable and middle income housing segments. However, the sales mix by product type and price during year 2001 were overweighed in the homes priced between P$180,000 and P$320,000 with 82.5% of total sales.

Homes sold - INFONAVIT, FOVI, Chile



17,804
6,299
1,012
25,115
INFONAVIT
FOVI
CHILE
TOTAL



Juan is now a responsible husband, who knows the importance of obtaining a Geo house to provide a good home for Juanito Junior, who will soon be here.

Sales mix Geo



100
80
60
40
20
0
22%
78%
26%
74%
2000
2001
INFONAVIT
FOVI



Sales mix by segment in Mexico
Units



TOTAL SALES
LOWER AFFORDABLE
AFFORDABLE
UPPER AFFORDABLE
MIDDLE INCOME
24,103 100%
3,043 12.6%
19,875 82.5%
267 1.1%
918 3.8%

Revenues

As part of Geo's strategy to face the change in Administration of the Housing Institutes, the company modified its Revenues seasonality in 2000, frontloading 51% of the Revenues to the first half of the year compared to the historical 40%. The resulting changes in Revenues seasonality made the comparisons harder in the first half of 2001 and easier during the last two quarters. In this sense, Revenues for year 2001 decreased by 4.3% versus 2000, totaling $4,710.1 million.

Average sales price

As a result of the company's diversification in its sales mix, the average price for 2001 was P$208,455.0, representing an increase of 3.9% compared to last year. On the other hand, Chile's average price was US $21,230.0.

Equivalent production

The number of equivalent home produced in Mexico (Revenues / average price) during 2001 was 21,721 units, a decrease of 9.9% compared to 2000. The reduction of 9.9% in the equivalent production is higher than the decrease in sales of 5.5% and 4.3% in Revenues due to a richer sales mix and a higher average selling price compared to 2000.

Mortgage backlog

Company's backlog is represented by mortgage commitments granted by INFONAVIT and FOVI for Geo projects. During 2001, 8,301 mortgages were declined for the purpose of obtaining better conditions in prices. Backlog as of December 2001 was valid for 46,237 units, or approximately 1.8 years of production, including the signed agreements under the Savings Program GEOFACIL.

	2000	2001
Backlog as of January 1st	43,374	54,476
(-) Sales Mexico	-24,955	-24,103
(+) Mortgages granted	26,364	24,165
(-) Mortgages declined	-14,307	-8,301
(+) GEOFACIL	24,000	0
Backlog as of December 31	54,476	46,237

Quarterly revenues seasonality
Percentage



33
30
27
24
21
18
32
30
27
27
26
25
24
24
22
22
21
20
1Q
2Q
3Q
4Q
1999
2000
2001

Gross profit

Gross Profit totaled $1,227.0 million pesos in 2001, a decrease of 2.7% compared to $1,260.9 million in 2000. However, the Gross Margin improved, moving from 25.6% to 26.0%. Gross Margin variations were mainly caused by improvements in the construction activities, specifically in the edification of new homes.

Selling, general and administrative expenses

With regard to SG&A, a strict cost control policy initiated in the 4Q2000 produced satisfactory results. SG&A expenses in 2001 showed a decrease of 7.5% or $42.6 million, compared to 2000.

Operating profit

Operating Profit in 2001 showed an increase of 1.2% year-over-year, despite the reduction of 4.3% in Revenues, totaling $699.9 million. The Operating Margin showed an increase of 90 basis points explained by the change in the seasonality of Revenues, as well as by the austerity policy initiated in 2000.

Margin comparison versus main competitors

It is important to recall that according to US GAAP and international standards, GEO capitalizes the cost of financing related to production, rather than applying them to the integral cost of financing. Under the same accounting policies used by the public homebuilding companies in Mexico, Corporación GEO has the leading Gross Margins in the industry, despite the fact that GEO's production is almost 70% larger than that of its closest competitors. Under Mexican GAAP and for peer comparison purposes, Gross Margin for year 2001 would be 30.6%, while Operating Margin would be 19.5%.

EBITDA

2001 EBITDA grew 1.2% compared to previous year totaling $1,010.5 million pesos with an EBITDA Margin 120 basis points higher than the previous year, moving from 20.3% to 21.5%. Construction efficiencies in addition to a declining SG&A were the main drivers that caused the expansion in EBITDA Margin during the year.

Margins Geo 2001


35
28
21
14
7
0
30.6%
26.0%
19.5%
14.9%
GROSS
OPERATING

□ Capitalizing interest expenses
■ Without capitalizing int. expenses


Rancho La Palma, 3,750 Affordable Geo homes

	2000	2001	CHANGE	%
Operating profit	691.2	699.9	9	1.2%
Capitalized interest expenses	381.3	313.5	-68	-17.8%
Capitalized Repomo	-160.0	-97.0	63	-39.4%
Amortization & depreciation	86.1	94.1	8	9.3%
EBITDA	998.6	1,010.5	12	1.2%
EBITDA margin	20.3%	21.5%	1.2%	5.7%
EBITDA in US$ millions	99.5	110.2	10.7	10.8%
EBITDA per share	9.939	10.057	0.1	1.2%


GeoVillas de ...ependencia, 1,800 Affordable Geo homes

Integral cost of financing

Year 2001 integral cost of financing presented a decrease of 34.6% when compared to 2000 totaling $206.5 million pesos. The decrease in financial expenses was caused by a better mix of financial liabilities as well as by the reduction in interest rates in Mexico during the year.

	2000	2001	CHANGE	%
Financial products	-26.0	-43.5	-17.5	67.3%
Financial expenses	196.6	192.4	-4.2	-2.1%
Monetary loss	138.2	74.1	-64.1	-46.4%
Exchange rate	6.9	-16.6	-23.5	-340.2%
CIF	315.7	206.5	-109.3	-34.6%

Net profit

2001 Net Profit observed an increase of 80.5% compared to the previous year reaching $280.7 million pesos. Net Margin for 2001 was 2.9% percentage points higher than in 2000, moving from 3.2% to 6.0%. Net Profit reflects the $115.2 million accounted as part of deferred taxes according to the D-4 bulletin.

	2000	2001	CHANGE	%
Earnings before taxes	307.4	421.4	-114.0	37.1%
Income Tax & PTU	105.1	135.5	-30.4	28.9%
Continued operations	202.3	285.9	-83.6	41.3%
Discontinued operations	-86.8	-10.9	-75.9	-87.5%
Minority interest	-39.9	-5.7	-34.3	-85.8%
Net profit	155.5	280.7	-125.2	80.5%

Miguel Gómez Mont
mgm@casasgeo.com
Chief Executive Officer

Labor and management

As of December 31, 2001 Corporación GEO had 7,247 workers (labor), representing 11.3% less than in 2000. In addition, the number of non-unionized administrative and fixed personnel was 3,132, representing a reduction of 14.1% in comparison to December 2000. These adjustments are part of the restructure program initiated in September 2000 to reduce redundancy and improve efficiencies.

Víctor Segura
vsegura@casasgeo.com
Chief Financial Officer

SELECTED CONSOLIDATED FINANCIAL INFORMATION

In millions of constant pesos as of December 31, 2001, except share and per share amounts

	1994	1995	1996	1997	1998	1999	2000	2001	CAGR 94-01
Income Statement Information									
Homes Sold (units)	8,174	8,243	12,235	17,148	20,428	25,503	26,577	25,115	17.4%
Revenues	2,024.1	1,889.4	2,404.8	3,150.6	3,666.6	4,733.2	4,921.5	4,710.1	12.8%
Gross Profit	506.3	633.8	758.1	986.5	1,032.2	1,328.6	1,260.9	1,227.0	13.5%
Operating Profit	280.4	364.8	446.2	611.1	598.0	825.2	691.2	699.9	14.0%
EBITDA	374.7	440.5	558.4	753.7	832.1	1,091.4	998.7	1,010.5	15.2%
EBITDA in US Dollars	22.0	25.4	40.5	61.6	65.8	101.0	99.5	110.2	25.8%
Net Profit before Taxes	262.0	194.2	241.5	374.9	292.8	488.7	307.4	421.4	7.0%
Net Profit	232.0	171.6	240.9	366.6	286.3	414.1	155.5	280.7	2.8%
Balance Sheet Information									
Cash & Cash Equivalents	78.6	456.3	158.8	567.2	334.4	366.6	570.7	682.8	36.2%
Accounts Receivable	1,382.4	1,276.0	1,549.7	1,994.3	2,469.0	2,388.9	2,481.6	2,367.8	8.0%
Inventories	564.7	942.5	1,008.7	981.2	1,276.6	2,029.1	1,646.8	1,449.1	14.4%
Current Assets	2,100.5	2,744.3	2,802.2	3,671.1	4,236.9	5,112.0	5,031.9	4,703.0	12.2%
Real Estate Inventory	0.0	0.0	0.0	743.5	725.0	293.9	113.8	117.3	n/m
Property, Plant & Equipment - Net	277.2	475.9	594.4	839.1	995.0	843.8	807.0	717.9	14.6%
Total assets	2,115.0	2,763.4	2,846.7	3,776.0	4,384.1	5,275.9	6,063.6	5,916.5	15.8%
Short-Term Debt	601.1	619.7	882.1	734.1	1,443.0	1,558.6	1,400.0	1,457.1	13.5%
Suppliers	284.9	531.4	410.6	525.9	633.0	467.3	472.1	501.3	8.4%
Current Liabilities	1,114.3	1,353.3	1,505.7	1,544.3	2,355.9	2,367.1	2,166.3	2,126.6	9.7%
Long-Term Debt	28.7	58.0	60.1	658.1	731.7	644.0	925.6	874.5	62.9%
Deferred Income Taxes	5.6	2.7	0.9	0.6	5.9	0.3	653.9	518.0	91.2%
Total liabilities	1,149.8	1,415.3	1,621.6	2,512.7	3,274.8	3,117.7	3,780.4	3,539.1	17.4%
Shareholders' Equity without Deferred Taxes	1,183.8	1,805.1	1,800.8	2,771.9	2,808.2	2,870.6	2,920.1	3,129.6	14.9%
Cumulative Effect of Deferred Income Tax	0.0	0.0	0.0	0.0	0.0	1.2	-637.0	-752.1	n/m
Total shareholders' equity	1,242.5	1,824.0	1,819.5	2,845.8	2,829.3	3,002.0	2,283.2	2,377.4	9.7%
Other Financial Data									
Operating Free Cash Flow	-985.3	-379.6	-622.5	-853.5	-1,050.5	-54.1	+247.0	+104.2	n/m
Operating Free Cash Flow in US Dollars	-58.0	-21.9	-45.1	-69.8	-83.1	-5.0	+24.6	+11.4	n/m
Accounts Receivable to Sales	68.3%	67.5%	64.4%	63.3%	67.3%	50.5%	50.4%	50.3%	-4.3%
Net Debt	551.2	221.4	783.4	825.0	1,840.4	1,836.0	1,753.2	1,648.8	16.9%
Net Debt to Capitalization	30.7%	10.8%	30.1%	22.5%	39.4%	38.0%	37.1%	34.5%	1.7%
Financial Leverage	1.5	0.5	1.4	1.1	2.2	1.7	1.8	1.6	1.5%
Inventory Turnover	102	182	153	200	199	179	139	121	2.5%
Accounts Receivable Turnover	249	246	235	231	246	184	184	184	-4.3%
Number of Employees	6,793	6,025	7,011	9,608	8,792	12,393	11,818	10,379	6.2%
Average Price (pesos)	190,488	207,946	188,517	188,520	191,703	201,632	199,425	208,455	1.3%

Source: Company's financial statements
n/m : Not meaningful

HELPFUL SELECTED VALUATION DATA

In millions of constant pesos as of December 31, 2001, except share and per share amounts

	1994	1995	1996	1997	1998	1999	2000	2001	CAGR 94-01
Revenues	2,024.1	1,889.4	2,404.8	3,150.6	3,666.6	4,733.2	4,921.5	4,710.1	12.8%
EBITDA	374.7	440.5	558.4	753.7	832.1	1,091.4	998.7	1,010.5	15.2%
EBITDA in US Dollars	22.0	25.4	40.5	61.6	65.8	101.0	99.5	110.2	25.8%
Operating Free Cash Flow	-985.3	-379.6	-622.5	-853.5	-1,050.5	-54.1	+247.0	+104.2	n/m
Operating Free Cash Flow in US Dollars	-58.0	-21.9	-45.1	-69.8	-83.1	-5.0	+24.6	+11.4	n/m
Net Debt	551.2	221.4	783.4	825.0	1,840.4	1,836.0	1,753.2	1,648.8	16.9%
Average Shares Outstanding	66.3	71.1	81.8	89.5	98.0	100.5	100.5	100.5	n/m
Year Ended Shares Outstanding	66.3	80.6	82.1	97.3	99.6	100.5	100.5	100.4	n/m
Year Ended Share Price (pesos)	25.7	22.7	38.8	49.5	27.5	35.9	6.8	14.7	-7.7%
EBITDA per Share	5.7	6.2	6.8	8.4	8.5	10.9	9.9	10.1	8.6%
Price / EBITDA	4.5	4.2	5.7	6.4	3.3	3.3	0.7	1.5	-15.0%
Earnings before Taxes per Share	4.0	2.7	3.0	4.2	3.0	4.9	3.1	4.2	0.8%
Earnings per Share	3.5	2.4	2.9	4.1	2.9	4.1	1.5	2.8	-3.2%
Price / Earnings	7.3	10.7	13.2	13.1	9.6	8.7	4.4	5.2	-4.7%
Book Value per Share	18.7	25.7	22.3	31.8	28.9	29.9	22.7	23.7	3.4%
Price / BV	1.4	1.0	1.8	1.7	1.0	1.2	0.3	0.6	-10.7%
Market Capitalization	1,703.6	1,829.6	3,184.7	4,817.0	2,738.9	3,601.9	683.2	1,471.1	-2.1%
Enterprise Value	2,313.4	2,069.9	3,986.7	5,715.3	4,599.6	5,568.2	2,527.7	3,119.9	4.4%
EV / EBITDA	6.2	4.7	7.1	7.6	5.5	5.1	2.5	3.1	-9.4%

Source: Company's financial statements
n/m : Not meaningful

Geo's ownership structure





5%
15%
35%
20%
25%

- Geo Group of Control
- Mexico
- USA
- Europe
- Others

100,472,530 Shares

Shareholders base by region
Free Float



22%
31%
9%
25%

- USA institutions
- Mexican institutions
- Other institutions
- European institutions

115 Institutional investors

consolidated financial statements

statutory auditor's report

To the Stockholders of
Corporación Geo, S.A. de C.V.

In my capacity as statutory Auditor, in compliance with the provisions of article 166 of the Mexican General Corporate Law and the bylaws of CORPORACION GEO, S.A. de C.V., I submit my report on the accuracy, sufficiency and fairness of the consolidated information presented to you by the Board of Directors relative to the Company's operations for the year ended December 31, 2001.

I or in my absence the Alternate Examiner attended the stockholders' meetings and Board of Directors' meetings to which I was summoned, and gathered from the directors and administrators all information on operations, documentation and records which I deemed necessary to examine. My review was performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting policies and criteria followed by the Company, and considered by the administrators to prepare the information they have presented at this meeting, are appropriate and sufficient, and were applied consistently with the prior year, and consequently, such consolidated information reflects accurately, fairly and sufficiently the financial position of CORPORACION GEO, S.A. de C.V., at December 31, 2000, and the results of its operations, changes in its stockholders' equity and changes in its financial position for the year then ended, in accordance with accounting principles generally accepted in Mexico. Accordingly, I propose that this Meeting approve the accompanying financial statements.

C.P.C. JOAQUIN GOMEZ ALVAREZ

Mexico City
March 4, 2002

independent accountants' report

Deloitte & Touche

To the Board of Directors and Stockholders of corporación geo, s. a. de c. v. and subsidiaries:

We have reviewed the accompanying consolidated balance sheets of CORPORACION GEO, S.A. de C.V. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CORPORACION GEO, S. A. de C. V. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for the convenience of users.

C.P.C. Ramón Arturo García Chávez

Mexico City, D. F., Mexico
March 4, 2002

Deloitte Touche Tohmatsu

consolidated balance sheets

December 31, 2001 and 2000

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	Ps. 682,775	Ps. 570,654
Accounts receivable - Net (Note 2)	2,367,842	2,481,620
Real estate inventories (Notes 3 and 9)	1,449,104	1,646,815
Other current assets (Note 4 and 6)	203,280	332,804
Total current assets	4,703,001	5,031,893
RECOVERABLE CREDIT RIGHTS (Note 6)	266,237	
REAL ESTATE INVENTORIES (Note 3 and 9)	117,341	113,792
INVESTMENTS IN ASSOCIATED COMPANIES (Note 5)	67,163	46,435
PROPERTY AND EQUIPMENT - Net (Note 7)	717,858	807,033
OTHER ASSETS (Note 8)	44,885	64,444
TOTAL	Ps. 5,916,485	Ps. 6,063,597
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Notes payable to banks (Note 9)	Ps. 1,339,863	Ps. 1,357,557
Current portion of long-term debt (Note 12)	117,222	42,427
Payables to suppliers of land - current portion (Note 10)	137,899	98,669
Payables to other suppliers	363,440	373,469
Taxes payable and other current liabilities (Note 11)	161,193	283,820
Employee statutory profit-sharing payable	6,996	10,412
Total current liabilities	2,126,613	2,166,354
PAYABLES TO SUPPLIERS OF LAND (Note 10)	19,906	34,653
LONG-TERM DEBT (Note 12)	874,539	925,563
DEFERRED INCOME TAX (Note 20)	517,998	653,869
Total liabilities	3,539,056	3,780,439
CONTINGENCIES AND COMMITMENTS (Note 23)		
STOCKHOLDERS' EQUITY (Note 14):		
Common stock	362,929	363,121
Additional paid-in capital	2,184,908	2,184,908
Reserve for repurchase of shares	204,811	
Retained earnings	2,011,935	1,935,019
Insufficiency in restated stockholders' equity	(1,935,414)	(1,739,080)
Cumulative effect of deferred income tax	(551,970)	(551,970)
Cumulative translation adjustment	3,000	(160)
Majority stockholders' equity	2,280,199	2,191,838
Minority stockholders' equity (Note 15)	97,230	91,930
Total stockholders' equity	2,377,429	2,283,158
TOTAL	Ps. 5,916,485	Ps. 6,063,597

See accompanying notes to consolidated financial statements.

consolidated statements of income

Years ended December 31, 2001 and 2000

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
REVENUES:		
Real estate development (Note 17)	Ps. 4,658,017	Ps. 4,819,868
Construction	52,047	101,611
	4,710,064	4,921,479
COSTS:		
Real estate development (Note 18)	3,460,426	3,583,924
Construction	22,677	76,650
	3,483,103	3,660,574
Gross income	1,226,961	1,260,905
SELLING AND ADMINISTRATIVE EXPENSES	531,399	554,643
OTHER EXPENSES - Net	33,254	37,908
Operating income	662,308	649,164
NET COMPREHENSIVE FINANCING COST:		
Interest income	(43,463)	(25,979)
Interest expense (Note 19)	215,905	216,569
Exchange (gain) loss - Net	(16,586)	6,904
Monetary position loss	74,126	138,217
	229,982	335,711
Income from continuing operations before other expense, provisions and equity in income of associated companies	432,326	313,453
OTHER EXPENSES - Net	28,028	20,864
Income from continuing operations before provisions and equity in income of associated companies	404,298	292,589
PROVISIONS (Note 20)	135,524	105,143
EQUITY IN INCOME OF ASSOCIATED COMPANIES (Note 5)	17,125	14,846
CONSOLIDATED NET INCOME FROM CONTINUING OPERATIONS	285,899	202,292
DISCONTINUED OPERATIONS (Note 21)	(10,877)	(86,752)
CONSOLIDATED NET INCOME	Ps. 275,022	Ps. 115,540
Net income of majority stockholders	Ps. 280,673	Ps. 155,472
Net loss of minority stockholders (Note 15)	(5,651)	(39,932)
CONSOLIDATED NET INCOME	Ps. 275,022	Ps. 115,540
Earnings per share of majority stockholders (Note 22):		
From continuing operations	Ps. 2.84	Ps. 2.02
Including discontinued operations	2.79	1.54

See accompanying notes to consolidated financial statements.

consolidated statements of
changes in stockholders

December 31, 2001 and 2000

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	Common Stock	Additional Paid-in Capital
BALANCE, JANUARY 1, 2000	Ps. 363,121	Ps. 2,184,908
Comprehensive loss		
Other		
BALANCE, DECEMBER 31, 2000	363,121	2,184,908
Build-up of reserves for repurchase of shares		
Repurchase of proprietary shares	(204)	
Comprehensive income		
Contributions of minority interest and other	12	
BALANCE, DECEMBER 31, 2001	Ps. 362,929	Ps. 2,184,908

See accompanying notes to consolidated financial statements.

equity

Reserve for Repurchase of Shares	Retained Earnings	Insufficiency in Restated Stockholders' Equity	Cumulative Effect of Deferred Income Tax	Cumulative Translation Adjustment	Minority Stockholders' Equity	Total (Note 14)
	Ps. 1,778,912	Ps. (1,453,587)		Ps. (1,523)	Ps. 130,202	Ps. 3,002,033
	155,472	(285,493)	Ps. (551,970)	1,363	(39,932)	(720,560)
	635				1,050	1,685
	1,935,019	(1,739,080)	(551,970)	160	91,320	2,283,158
Ps. 203,820	(203,820)					
991					787	
	280,673	(196,334)		3,160	(5,651)	81,848
	63				11,561	11,636
Ps. 204,811	Ps. 2,011,935	Ps. (1,935,414)	Ps. (551,970)	Ps. 3,000	Ps. 97,230	Ps. 2,377,429

consolidated statements of changes in financial position

Years ended December 31, 2001 and 2000

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

	2001	2000
OPERATING ACTIVITIES:		
Consolidated net income from continuing operations	Ps. 285,899	Ps. 202,292
Items that did not require (generate) resources:		
Depreciation and amortization	94,107	86,161
Seniority premiums	(136)	(428)
Equity in income of associated companies	(17,125)	(14,846)
Deferred income tax	(62,814)	101,898
Preoperating expenses amortization	19,561	51,304
Gain from sale of shares	(2,930)	
Gain from sale of property and equipment	(814)	
	315,748	426,381
Changes in current assets and liabilities:		
Recoverable credit rights	113,779	(92,720)
Other assets	(227,245)	(38,994)
Inventories	(6,697)	31,989
Other current assets	90,530	49,895
Payables to suppliers	14,454	(64,629)
Tax on assets paid	(73,057)	
Taxes payable and other current liabilities	(122,627)	(48,405)
Employee statutory profit-sharing payable	(3,416)	1,461
	(214,279)	(161,403)
Resources provided by operating activities before discontinued operations	101,469	264,978
Losses from discontinued operations	(10,877)	(86,752)
Resources provided by operating activities	90,592	178,226
FINANCING ACTIVITIES:		
Net borrowings - long-term	23,907	279,805
Net borrowings - short-term	(17,694)	(158,601)
Increase in stockholders' equity	787	
Contributions of minority stockholders	11,636	1,050
Cumulative translation adjustment	3,160	1,363
Cumulative effect of deferred income taxes:		
Decrease in stockholders' equity		(551,970)
Increase in liabilities		551,970
Resources provided by financing activities	21,796	123,617
INVESTING ACTIVITIES:		
Investment in property and equipment	(8,651)	(98,900)
Sale of shares and other	18,415	
Investment in shares and other	(10,031)	1,120
Resources used in investing activities	(267)	(97,780)
CASH AND CASH EQUIVALENTS:		
Increase	112,121	204,063
Beginning of year	570,654	366,591
End of year	Ps. 682,775	Ps. 570,654

See accompanying notes to consolidated financial statements.

notes to consolidated
financial statements

Years ended December 31, 2001 and 2000

(Thousands of Mexican Pesos of Purchasing Power of December 31, 2001)

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business - CORPORACION GEO, S. A. de C. V. ("GEO") is a holding company, and together with its subsidiaries (collectively, the "Company"), is a fully integrated developer of affordable housing developments constructed primarily in Mexico.

On December 9, 1997 GEO entered into a partnership with Beazer Homes USA, a company engaged in the US housing sector. The signing of this partnership created the subsidiary company Geo- Beazer, which commenced operations in 1998. In September 2000, the board of directors of Geo-Beazer L. P., agreed to shut down its operations. Shutting down operations consists of liquidating the housing and lots of the project entitled Oasis Ranch, and liquidating all fixed assets, inventories, materials and land and paying all liabilities. The operating results of the discontinued subsidiary are presented as discontinued operations, the effects of which are described in Note 21.

The Company's principal activities in real estate development include (i) land acquisition, (ii) obtaining required permits and licenses, (iii) installing infrastructure improvements required for each housing development, (iv) designing, constructing and marketing housing developments, and (v) assisting homebuyers in obtaining mortgage loans. In addition to its real estate development activities, the Company acts as a contractor for certain Mexican state government agencies, providing construction activities similar to its development activities, except that the Company does not acquire the land on which such projects are built.

Operating cycle - The Company's operations have experienced significant seasonality during the year. This seasonality was initially the result of the operational and lending cycles of the various institutions that provide mortgage financing to the sector. Due to the high cost and historical scarcity of mortgage financing in Mexico, the Company generally does not begin development and construction of affordable entry-level housing until confirmation has been received from the mortgage providers that, once the Company locates qualified home buyers, mortgage financing will be made available. In recent years the operational and lending cycles of mortgage financing institutions have evened out over the year, but the Company's operations continue to be somewhat seasonal in nature. Most development and construction begins toward the first half of the year. The construction of an affordable entry-level housing development typically takes between six and nine months to complete. As a result, the construction of most housing developments built by the Company is generally completed during the last quarter of the year. Marketing and sales also intensify significantly after the first quarter of the year. As a result of the foregoing, the Company has experienced, and will continue to experience, significant quarter-to-quarter variances in its results of operations.

Although income from the sale of affordable entry-level homes is recognized by the percentage- of-completion method, proceeds from such sales are not actually received by the Company from home buyers until the homes are completed and delivered. Accordingly, the Company must finance substantially all of its development activities though bridge loans (i.e., loans from commercial bank secured by land on which the development is to be built and intended to be repaid from the proceeds of sales of units in the development) and its working capital. Consequently, the Company generally experiences higher levels of indebtedness during the second and third quarters of each fiscal year.

Mexican housing financing system - The financing system for Mexico's housing market is segmented into four institutional groups as follows:

- Government pension and housing funds which are financed primarily by employee contributions. These funds are as follows:
  - Instituto Nacional del Fondo del Ahorro para la Vivienda de los Trabajadores (Infonavit), for private sector employees,
  - Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, for public sector employees, and
  - Instituto de Seguridad y Servicios Sociales para las Fuerzas Armadas Mexicanas, for military personnel.
- Commercial banks, using funds on deposit to provide financing for the middle-income and upper-income housing markets.

- A public housing fund, Fondo de Operación y Financiamiento Bancario a la Vivienda (Fovi), managed by Banco de Mexico. Fovi provides financing with funds from the World Bank, the Mexican Government and Fovi's own funds through commercial banks and the Sociedades Financieras de Objeto Limitado ("Sofoles"). Sofoles are entities incorporated with charters as mortgage banks.
- Direct subsidies from public housing agencies, including Fondo Nacional de Habitaciones Populares and state housing trusts.

The Company's real estate development revenues and costs are attributable to certain of the above financing sources. The types of financing provided to buyers of homes constructed by the Company are described below:

- Infonavit Line II and Infonavit auction - INFONAVIT currently offers four credit lines, on which basis the Company operates under Line II. INFONAVIT Line II grants mortgage financing to qualified rights-holders wishing to buy a finished home. INFONAVIT also requests proposals from developers for housing projects. Once the proposed project is approved, the developer signs a contract with INFONAVIT, which undertakes to grant the mortgage financing to the qualified homebuyers identified by the developer.
- In 1997 INFONAVIT instituted a new program under Line II (the INFONAVIT SOC program) in which workers take part in a draw to obtain a certificate which grants them an INFONAVIT mortgage, subject to compliance with that Institution's requirements.
- Fovi - Fovi generally provides mortgages to homebuyers within multiple-unit housing developments. Access to Fovi funding for a home is initiated by the housing developer. Fovi financing is available for homes built by the Company and sold to qualified homebuyers that earn a minimum of 3.2 to 15 times the annual minimum wage. Borrowers are required to make a down payment equal to the difference between the mortgage amount and the purchase price of the home, with a current minimum, in the case of affordable housing, of 10% of the purchase price.
- Co-financings- Mortgages provided jointly by Infonavit and commercial banks.

Basis of presentation

The consolidated financial statements of CORPORACION GEO, S. A. de C. V. and subsidiaries are prepared in conformity with accounting principles generally accepted in Mexico, which require recognition of the effects of inflation.

Basis of consolidation

The consolidated financial statements include the accounts of GEO and its subsidiaries and those of its joint ventures when the Company acts as active associate, and the trusts which the Company controls; for those companies in which the Company exerts shared control, the proportional consolidation method is used, as is the case with the companies established in Chile. Material intercompany balances and transactions have been eliminated in consolidation.

The Company entered into certain agreements for the purpose of developing low-income housing units. The Company contributes to the design and construction of the housing units and the other parties (various individual interests in the joint venture or trust contracts) provide the land for building the housing units. These interests are presented in these consolidated financial statements under minority interest. Under these agreements, the first 8.5% to 10% of the selling price is distributed to the other party as consideration for the land contributed.

As of December 31, 2001 and 2000, the Company had the following consolidated subsidiaries:

	Ownership Percentage	
	2001	**2000**
	%	%
Domestic:		
Crelam, S. A. de C. V.	100	100
Diseño y Proyección de Vivienda, S. A. de C. V.	100	100
Edificadora Sol, S. A. de C. V.	100	100
Evitam, S. A. de C. V.	95	95
Geo Baja California, S. A. de C. V.	100	100
Geo D. F., S. A. de C.V.	99	99
Geo Edificaciones, S. A. de C. V.	100	100
Geo Guanajuato, S. A. de C. V.	100	100
Geo Guerrero, S. A. de C. V.	100	100
Geo Hidalgo, S. A. de C. V. (1)	99	99
Geo Importex, S. A. de C. V.	100	100
Geo Jalisco, S. A. de C. V.	100	100
Geo Laguna, S. A. de C. V.	100	100
Geo Monterrey, S. A. de C. V.	97	97
Geo Morelos, S. A. de C. V.	100	100
Geo Oaxaca, S. A. de C. V. (1)	100	100
Geo Puebla, S. A. de C. V.	100	100
Geo Reynosa, S. A. de C. V.	100	100
Geo Tampico, S. A. de C. V.	100	100
Geo Veracruz, S. A. de C. V.	100	100
Inmobiliaria Anso, S. A. de C. V.	100	100
Inmobiliaria Camar, S. A. de C. V.	100	100
Inmobiliaria Jumáis, S. A. de C. V.	100	100
Lotes y Fraccionamientos, S. A. de C. V.	100	100
Geo Hogares Ideales S. A. de C. V.	100	100
Obras y Proyectos Coma, S. A. de C. V.	99	99
International:		
Inversiones Geo Chile Limitada	100	100
Constructora Geosal, S. A.	50	50
Inmobiliaria Geosal, S. A.	50	50
Agrícola las Vizcachas Limitada	50	50
Geo Beazer, L. P. (in liquidation)	51	60

As of December 31, 2001 and 2000 GEO had minority interest in the following entities:

	Minority Ownership Percentage	
	2001	**2000**
	%	%
Hipotecaria su Casita, S. A.	12	12
Centro de Investigación y Documentación de la Casa, S. C.	9	9
Destino Electrónico, S. A. de C. V.	3	-
Ultima Comunicaciones, S. A. de C. V.	48	-
Financiamiento Azteca, S. A.	-	10

Discontinued operations - Due to the closing of operations of GEO-Beazer L. P. in September of 2000 as mentioned previously, the asset and liability balances of this organization appear grouped under current assets in the consolidated balance sheet as of December 31, 2000 (see Notes 4 and 11), and the results of operations of this organization appear separately as discontinued operations in the statements of income for the years ended December 31, 2001 and 2000 (see Note 19).

Comprehensive income - In August 2000 the Mexican Institute of Public Accountants issued Bulletin B-4, "Comprehensive Income" ("B-4"), the application of which is mandatory for the year beginning January 1, 2001. In accordance with the regulations of B-4, the statement of changes in stockholders' equity for the year ended December 31, 2000 was restated to present a comprehensive (loss) (see Note 14.b).

Summary of significant accounting policies

The consolidated financial statements of CORPORACION GEO, S. A. de C. V. and subsidiaries are prepared in accordance with accounting principles generally accepted in México, which require recognition of the effects of inflation in financial information.

a. Recognition of the effects of inflation- The consolidated interim financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information" as amended and issued by the Mexican Institute of Public Accountants. Bulletin B-10 requires restatement of all comparative financial statements to constant Mexican pesos of the date of the most recent balance sheet presented.

Below is a description of the principal captions of the interim financial statements that have been restated and the methods used:

(1) Inventories are restated using the specific cost method based on independent appraisals. Property and equipment of domestic origin are restated applying the National Consumer Price Index ("NCPI"). Property and equipment of foreign origin are restated by the specific indexation method as described in subsection f.

(2) Common stock and retained earnings are restated by applying the NCPI from the respective dates such capital was contributed or income generated to the date of the most recent balance sheet presented.

(3) The monetary position gain or loss set forth in the consolidated statements of income is computed by applying NCPI restatement factors to monetary assets and liabilities during the period. The result reflects gain or loss arising from holding a net monetary liability or asset position in an inflationary period, respectively, since over time a monetary liability can be settled for less purchasing power, whereas a monetary asset decreases in value in real terms.

b. Translation of financial statements of subsidiaries - To consolidate the financial statements in foreign currency of subsidiaries operating abroad, such subsidiaries are translated to Mexican pesos by applying Bulletin B-15, "Foreign Currency Transactions and Translations of Financial Statements of Foreign Operations", issued by the Mexican Institute of Public Accountants. Given that these are subsidiaries whose operations are independent of the Company's operations, exchange differences arising from translation of such financial statements are presented in stockholders' equity under the heading, cumulative translation adjustment. The following exchange rates are used for the conversion.

Monetary and nonmonetary assets and liabilities - The closing exchange rate in effect at the balance sheet date.

Common stock - The exchange rate in effect on the date the contributions were made.

Retained earnings - The exchange rate in effect at the close of the period in which generated.

Revenues and expenses - The exchange rate in effect at the close of the period reported.

c. Cash equivalents - Cash equivalents are stated at the lower of acquisition cost plus uncollected accrued income or net realizable value.

d. Real estate inventories - Real estate inventories primarily consist of the acquisition cost of land, licenses, materials, labor and direct and indirect expenses incurred in the Company's construction activities. These amounts are restated using the specific cost method.

During the development period of the real estate inventories, the net comprehensive financing cost of mortgage bridge loans and other financing related to the construction process is capitalized.

e. Investments in associated companies and joint ventures - Investment in associated companies and joint ventures are accounted for using the equity method when the Company has significant influence (generally an ownership interest between 10% and 50%) and does not control the associated Company or joint venture.

f. Property and equipment - Expenditures for buildings, machinery and equipment, including renewals and improvements which extend useful lives, are capitalized. This investment is restated using the NCPI. Foreign plant and equipment of Mexican subsidiaries are restated by applying the consumer price index of the country of origin to the value of the assets denominated in the foreign currency, which is then translated into Mexican pesos at the exchange rate in effect at the date of the most recent balance sheet presented.

Depreciation is calculated using the straight-line method, based on the remaining useful lives of the related assets. Depreciation commences in the month in which the asset is put into use. Useful lives are as follows:

	Years
Buildings	38
Machinery and equipment	12
Computers	4
Furniture and fixtures	10

g. Installation expenses - The Company capitalizes all investments related to sales centers, which are restated using the NCPI and amortized by the straight-line method over five years.

h. Preoperating costs - Preoperating costs are included in other assets and represent expenditures incurred in developing new domestic and international products, including establishing a production center to develop markets and commence sales operations. Such amounts are restated using the NCPI and are amortized as of the date at which they start the process of construction by applying the straight-line method over five years.

i. Debt issuance costs - Costs related to the issuance of debt are recorded at cost, restated using the NCPI and are amortized as interest expense over the life of the related debt.

j. Commissions payable - Commissions payable to agents are recognized as expense when the related sales are recorded.

k. Warranty reserves - Estimated future warranty obligations related to homes sold are recognized as expenses in the period in which the related sales are recorded and are included in other current liabilities in the consolidated balance sheets.

l. Employee benefits - Seniority premium costs are actuarially calculated using the projected unit credit method and are recognized over the employee years of service. In accordance with Bulletin D-3, "Accounting for Employee Benefits", issued by the Mexican Institute of Public Accountants. Unrecognized prior service costs and the transition obligation are amortized based on the expected remaining service lives of employees of 10 years.

m. Retirement labor obligations - Severance expenses are recognized when the associated liability is determined to be payable.

n. Income tax, tax on assets and employee statutory profit-sharing - Provisions for income tax and employee statutory profit-sharing are recorded in results of the period in which they are incurred and the deferred effects of temporary differences are recognized.

Bulletin D-4 of the Mexican Institute of Public Accountants requires recording the deferred effects of transactions and other economic events recognized in the financial statements in periods other than that considered in company returns, using the following methodology:

1. Deferred income tax effects consider all temporary differences determined by comparing the tax and book values of assets and liabilities. If applicable, the benefit from tax loss carryforwards is also included.
2. Deferred profit-sharing (PTU) effects consider timing differences determined based on reconciling items between net accounting income for the year and PTU income, which can reasonably be presumed to generate a liability or a benefit, and there is no indication that this situation will change in such a way that the liabilities will not be paid or the benefits will not be realized. The effects of inflation do not affect the determination of deferred PTU because they qualify as permanent differences.
3. Tax on assets paid that is expected to be recoverable is recorded as an advance payment of income tax and is presented with deferred income taxes.

o. Revenue and cost recognition - Revenues from the Company's real estate development and construction contracting activities are recognized using the percentage-of-completion method, measured by the percentage of actual costs incurred to total estimated costs for each development or project. Under this method, estimated total gross profit attributable to the development or project is multiplied by the percentage of completion and the product is added to actual costs incurred to date to determine the amount of recognizable revenues.

For real estate development and housing construction projects, the Company begins applying the percentage-of-completion method for costs and revenues arising from its real estate development activities when the following conditions have been met:

- The homebuyer has made the required down payment (normally 10% of the price of the home),
- The homebuyer has signed the underlying sales contract, and
- The homebuyer has submitted all required documents to the mortgage lender and the Company has independently verified that the buyer has met minimum requirements to be approved as a qualified recipient of an Infonavit or Fovi mortgage.

After compliance with the above conditions, a sale is considered to have been made. Revenues are calculated in proportion to the percentage of completion of the development and, further, on the basis of the percentage of homes sold to total homes in the development. The Company's experience has been that 97% of the applications have been ultimately approved by the respective mortgage lender. Additionally, in the case of Infonavit loans, rejected applications are substituted with other potential homebuyer applications which have previously been submitted to Infonavit, and which the Company has on a waiting list. The Company has a reserve in the amount of $6,778 and $7,396 at December 31, 2001 and 2000, respectively, for contract cancellations.

For construction contracts not including development activities, the Company applies the percentage-of-completion method to costs and revenues related to its construction contracting activities upon commencement of such activities under the relevant contract, based on contracted unit prices.

Real estate development and construction costs include all direct material and labor and indirect costs related to the respective projects. General and administrative costs are charged to expenses when incurred. Provisions for estimated losses on uncompleted developments and contracts are made in the period when losses are determined.

Revenues earned on contracts in progress in excess of billings are included in current accounts receivable as costs and estimated income in excess of billings on uncompleted contracts.

p. Foreign currency transactions - Foreign currency transactions are recorded at the exchange rate applicable at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate applicable at the date of the financial statements. Exchange fluctuations are recorded in results of operations, except those amounts capitalized as a component of construction cost (see Note 12).

q. Earnings per share - Earnings per share is calculated by dividing the consolidated net income of majority stockholders by the average weighted average number of ordinary shares outstanding during the period.

r. Use of estimates - The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires the Company to make estimates and assumptions which affect the amounts reported in the financial statements and their accompanying notes. Actual results may differ from such estimates.

s. Reclassifications - Certain reclassifications have been made to 2000 consolidated financial statements to conform to 2001 presentation.

2. ACCOUNTS RECEIVABLE

	2001	2000
Unbilled revenues on developments in progress [1]	Ps. 2,281,202	Ps. 2,333,673
Reserve for cancellation of contracts [2]	(6,715)	(6,802)
Total real estate development activities	2,274,487	2,326,871
Cost and estimated income in excess of billings on uncompleted contracts	14,635	34,344
Billings on contracts	13,681	10,365
Funds retained	20,441	25,401
Notes receivable and other	44,598	84,639
Total construction and other accounts receivable	93,355	154,749
	Ps. 2,367,842	Ps. 2,481,620

(1) Unbilled revenues on development in progress according to type of mortgage are as follows:

	2001	2000
Fovi	Ps. 458,277	Ps. 565,973
Line II and Infonavit auctions	1,700,596	1,586,015
Domestic operation	2,158,873	2,151,988
International operation	122,329	181,685
	$ 2,281,202	$ 2,333,673

(2) This reserve consists of the following:

	2001	2000
Sales	Ps. (13,844)	Ps. (14,288)
Cost	7,129	7,486
Total	Ps. (6,715)	Ps. (6,802)

3. REAL ESTATE INVENTORIES

	2001	2000
Land under development	Ps. 715,710	Ps. 883,513
Land for development	654,547	651,528
Construction material	165,308	172,876
Advances to suppliers	30,880	52,490
	1,566,445	1,760,607
Non-current	117,341	113,792
	Ps. 1,449,104	Ps. 1,646,815

4. OTHER CURRENT ASSETS

	2001	2000
Recoverable credit rights	Ps.	Ps. 38,994
Recoverable taxes	49,858	34,284
Sundry debtors	19,606	76,793
Prepaid expenses	41,424	37,426
Tools and equipment	90,515	88,015
Discontinued operations		11
Other	1,877	57,281
	Ps. 203,280	Ps. 332,804

5. INVESTMENTS IN ASSOCIATED COMPANIES

	Ownership Percentage 2001	Ownership Percentage 2000	2001	2000
Investment in associated companies is as follows:				
Hipotecaria su Casita, S. A.	12	12	Ps. 67,407	Ps. 31,955
Financiamiento Azteca, S. A.	—	10		14,218
Centro de Investigación y Documentación de la Casa, S. C.	9	9	309	262
Destino Electrónico, S. A. de C. V.	3	—	(87)	
Ultima Comunicaciones, S. A. de C. V.	48	—	(466)	
			Ps. 67,163	Ps. 46,435

Equity in income of associated companies is as follows:

	Period ended December 31, 2001	Period ended December 31, 2000
Hipotecaria su Casita, S. A.	Ps. 17,657	Ps. 12,314
Financiamiento Azteca, S. A.		2,532
Centro de Investigación y Documentación de la Casa, S. C.	19	
Destino Electrónico, S. A. de C. V.	(61)	
Ultima Comunicaciones, S. A. de C. V.	(490)	
Total equity income	Ps. 17,125	Ps. 14,846

6. CREDIT RIGHTS - SECURITIZATION OF FUTURE CREDIT RIGHTS

In 2000, subsidiaries of GEO established a revolving program to securitize the credit rights derived from their purchase-sale contracts, which are placed in a trust established for such purpose in Nacional Financiera, S. N. C., Institución de Banca de Desarrollo. Nacional Financiera acts as the trustee. Through a public offering of Amortizable Ordinary Participation Certificates (CPOs) which includes the issuance of preferred and subordinated series of CPOs acquired by the general public and GEO, respectively, the trust obtains funds to purchase credit rights. Once credit rights are collected, new acquisitions of credit rights are made, taking into consideration the expiration of the CPO issue. Three issues of CPOs were carried out in April and December 2000 and December 2001 for Ps.133,000, Ps.167,000 and $100,000, respectively, which expire in April 2002, July 2004 and August 2005.

GEO is responsible for collecting the credit rights and depositing the proceeds daily in the trust. The preferred CPOs are paid at face value and generate interest for each of the three issues made, at the annual rate of 11.15%, 10.18% and 9.93%, respectively, which is charged to the trust's net worth. Using the resources obtained from the collection of credit rights, a fund (Aforo) is established in the trust to pay expenses and interest on the preferred CPOs. Once the preferred CPOs are fully paid, the remnant of the trust's net worth is used to pay the subordinated CPOs.

Early amortization of the preferred CPO's, as established with the trust and subject to prior instructions from the Technical Committee to the trustee, will be made at nominal value, among other reasons, when:

a. The trustors for any reason refuse to or cannot assign additional future credit rights to the trust to make permitted investments, and such eventuality is translated into the accrual of 50% in cash held in trust of the value of the principal of the preferred CPO's, and such situation remains in effect for 60 calendar days.
b. The future credit rights do not meet the elegibility criteria established in the trust issue affidavit.

		2001		2000
First issue - April 15, 2000	Ps.	(133,000)	Ps.	(133,000)
Second issue - December 7, 2000		(167,000)		(167,000)
Third issue - December 20, 2001		(100,000)		
Aforo		(298,517)		(237,549)
Reinvestments		(211,143)		(250,841)
Securitized credit rights - total		(909,660)		(788,390)
Less: Collected portfolio of notarized houses		780,252		279,187
Securitized credit rights - Net		129,408		(509,203)
Less: Work completed regarding credit rights		152,631		301,410
Less: Investments in subordinated CPOs		243,014		245,144
Credit rights - Net		266,237		37,351
Restatement to purchasing power at December 31, 2001				1,643
Subordinated CPOs		266,237		38,994
Less - current portion				38,994
Recoverable credit rights (Subordinated CPOs - Net)	Ps.	266,237	Ps.	—

7. PROPERTY AND EQUIPMENT

		2001		2000
Land	Ps.	23,921	Ps.	20,195
Buildings		50,436		55,888
Machinery and equipment		574,442		563,505
Computers		93,231		91,750
Furniture and fixtures		72,879		72,037
		814,909		803,375
Accumulated depreciation		(323,715)		(259,353)
		491,194		544,022
Land and buildings under capital lease		81,986		81,401
Equipment under capital lease		155,229		170,508
Accumulated amortization		(41,862)		(42,932)
		195,353		208,977
Installation costs		69,888		77,442
Accumulated amortization		(38,577)		(23,408)
		31,311		54,034
	Ps.	717,858	Ps.	807,033

8. OTHER ASSETS

	2001	2000
Domestic preoperating costs	Ps. 42,644	Ps. 83,325
International preoperating costs	15,245	15,707
Debt issuance costs	5,615	4,895
	63,504	103,927
Accumulated amortization	(30,242)	(53,975)
	33,262	49,952
Long-term receivables [1]	11,623	12,295
Excess of book value over cost of acquired subsidiaries		2,197
	Ps. 44,885	Ps. 64,444

[1] These refer to collection rights to housing sold by the Queretaro State Housing Commission with the following characteristics: term of 30 years; periodic installments to be made up to the year 2026; collection carried out by Infonavit.

9. NOTES PAYABLE TO BANKS

	2001	2000
Denominated in Mexican pesos		
Mortgage bridge loans secured by inventory; variable interest rates based on prime rate (PRIME) plus 2 to 3.0%	Ps. 914,976	Ps. 611,679
Commercial paper with various issuance dates, due within a year from issuance and issued through Casa de Bolsa Bancomer, Banorte, Inverlat and Inbursa, interest rate of 9.63% to 10.32% at December 31, 2001 and 20.67% to 21.83 at December 31, 2000	86,000	73,080
Mortgage bridge loan secured by inventory; variable interest rates of 9% or 11% over UDIs at December 31, 2001 and 2000	38,785	421,043
Notes payable, unsecured, with interest rates varying from 15.00% to 18.34% at December 31, 2001 and 19.96% at December 31, 2000, with various maturities under one year	225,997	119,795
Denominated in Chilean Pesos		
Loan of 1,709,813,000 Chilean pesos with the Chilean Central Bank; the balance at December 31, 2001 and 2000 is 1,888,920,000 and 1,502,435,000 Chilean pesos respectively; annual interest at 1.2% over the average active bank rate of 6.7%, at December 31, 2001	74,105	44,324
Mortgage bridge loans in the amount of 5,268,520,792 Chilean pesos; secured with real estate inventories, variable interest at the Development Unit (6.095%) plus 6.57 to 7.72% at December 31, 2001	74,105	87,636
	Ps. 1,339,863	Ps. 1,357,557

a. TIIE - This is determined by the Mexican Central Bank. As of December 31, 2001 and 2000, the TIIE was 7.90 % and 18.85%, respectively.

b. UDI - These are units of account whose value in pesos is indexed to inflation on a daily basis, as measured by the change in the NCPI. Under a UDI-based loan, the borrower's nominal peso principal balance is converted to a UDI principal balance, and interest on the loan is calculated on the outstanding UDI of the loan. Principal and interest payments are made by the borrower in an amount of pesos equivalent to the amount due in UDIS at the stated value of the UDIs on the day of payment. As of December 31, 2001, the UDI value was 3.055273 Mexican pesos (historical value).

c. PRIME -The highest rate on a specific day among CETES (Treasury Bills) (6.75 % and 17.59% at December 31, 2001 and 2000, respectively), CPP (a rate determined by the Bank of Mexico), or TIIE.

10. PAYABLES TO SUPPLIERS OF LAND

The Company has executed several purchase and sale contracts for the following plots of land:

	2001	2000
Contract for the total amount of transaction was $31,500, expiration in 2002	Ps. 21,499	
Contract for the total amount of the transaction was $2,864,250 per the following conditions: Payment of $2,004,975 with maturity when the deeds are prepared.	18,268	
Contracts for the total amount of the transaction was $21,976 and with the following conditions: Payment of 20% when the deeds are prepared, and the difference within 45 calendar days after signing.	18,479	
Contract for the total amount of the transaction was $42,718 per the following conditions: monthly payments through April 30, 2002.	10,451	
Contract for the total amount of the transaction was $157,381 per the following conditions: monthly payments of $2,951 based on minimum wages; expiration in the year 2001		Ps. 23,497
Other contracts for various plots of land; with maturities of under one year.	89,108	109,825
Total	157,805	133,322
Current portion	137,899	98,669
Long-term portion	Ps. 19,906	Ps. 34,653

11. TAXES PAYABLE AND OTHER CURRENT LIABILITIES

	2001	2000
Taxes other than income tax	Ps. 47,697	Ps. 78,172
Provisions	39,376	80,164
Services and other	74,120	57,046
Discontinued operations		68,438
	Ps. 161,193	Ps. 283,820

12. LONG-TERM DEBT

	2001	2000
Medium term note payable, maturing August 7, 2003; 23.01% variable interest payable at December 31, 2001	Ps. 300,000	Ps. 313,200
Medium term note payable maturing January 27, 2005, 13.65% variable interest payable at December 31, 2001	300,000	
Medium-term note payable, maturing March 28, 2006, 15.34% variable interest payable at December 31, 2001	135,000	
Medium-term note payable, maturing April 26, 2006, 13.20% variable interest payable at December 31, 2001	65,000	
Denominated in U.S. Dollars:		
Medium-term notes for US$50,000,000, 10% fixed annual interest rate; maturing May 23, 2002; interest paid semiannually; at December 31, 2001, as part of the construction program of GEO has repurchased U.S. $39,312,000 leaving a balance of U.S. $10,688,000 Certain restrictions apply such as not declaring dividends and not selling shares of subsidiaries. The Company is in compliance with such restrictions at December 31, 2001	98,004	501,632
Note payable to GE Capital for U.S. $6,500,000, 19 remaining quarterly installments of principal plus interest at 9.57% at December 31, 2001 and 9.11% at December 31, 2000; secured with aircraft	45,896	56,622
Denominated in Chilean Pesos:		
Loan with the Chilean Central Bank for $2,303,529,298 Chilean pesos; with the interest rate over the average active Bank Rate of 6.7 plus 1.2% at December 31, 2001 a 1% percent over Development Units at December 31, 2000	32,647	35,486
Capital leases for acquisition of machinery and equipment in the amount of 620,145,000 Chilean pesos; the balance at December 31, 2001 is 399,584,000 Chilean pesos; 12% interest at December 31, 2001, with various maturities through June 2001		2,714
Capital leases for acquisition of land in the amount of 2,801,828,000 Chilean pesos; with interest rate of 11.15% at December 31, 2001, with various maturities through December 2007		25,552
Denominated in Mexican Pesos:		
Capital leases for machinery and equipment at variable interest of 1.5% above TIIE at December 31, 2001 with various maturities. One of these capital leases includes a covenant limiting the Company's ability to enter into new loan agreements. The Company was in compliance with such restrictions at December 31, 2001	13,380	30,274
Secured mortgage loan payable to Banco Bilbao Vizcaya; secured by a certain number of houses, 18% fixed interest payable	448	
Secured mortgage loan payable to Banca Serfín with annual fixed interest of 10%; maturing December 8, 2001		132
Mortgage loans; 23% annual average interest rate, secured by a certain number of houses.		648
	990,375	966,260
Less current portion of long-term debt	(117,222)	(42,427)
	Ps. 873,153	Ps. 923,832
Seniority premium	1,386	1,522
Other		209
	Ps. 874,539	Ps. 925,563

Contractual maturities of long-term debt are as follows:

Year ending December 31,		Amount
2003	Ps.	343,153
2005		300,000
2006		230,000
	Ps.	873,153

13. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, 2001, the foreign currency monetary position of the Company's Mexican subsidiaries is as follows:

Balances		Balances in Foreign Currency (Thousands)		Mexican Peso Equivalent
U.S. Dollars:				
Assets	$	4,842	Ps.	44,529
Liabilities		(15,693)		(144,320)
Position - short	$	(10,852)	Ps.	(99,791)

b. Foreign nonmonetary assets at December 31, 2001, were as follows:

Machinery and equipment is classified according to the currency of the primary countries of origin.

Machinery and equipment	Balances in Foreign Currency (Thousands)		Mexican Peso Equivalent
U.S. dollar	8,105	Ps.	74,537
French franc	64,507		80,892
Pound sterling	2,742		36,358
Italian lira	18,153,882		72,615
German mark	2,441		10,268
Spanish peseta	531,719		26,054

c. Condensed financial information for GEO's foreign subsidiaries as follows:

	Chilean Pesos (Thousands)	U.S. Dollars (Thousands)
Current assets	11,171,824	17,137
Property, plant and equipment	865,250	1,327
Total liabilities	10,566,109	16,208

d. Exchange rates applied at period and at the date of the independent accountants' review report, respectively, are as follows:

	February 15, 2002	December 31, 2001	December 31, 2000
U.S. dollar - Central Bank	Ps. 9.1040	Ps. 9.1695	Ps. 9.8956
French franc	1.2138	1.2540	1.4362
Pound sterling	13.034	13.260	15.0326
Chilean peso	0.0140	0.0141	0.0184
Italian lira	0.0041	0.0040	0.0049
German mark	4.0709	4.2070	4.8167
Spanish peseta	0.0478	0.0490	0.0566

14. STOCKHOLDERS' EQUITY

a. At December 31, 2001 and 2000, authorized common stock is 161,079,308 shares, of which 100,416,130 and 100,472,530 respectively, have been issued and paid for at such dates. The shares are no-par value common stock, are not subject to withdrawal and refer only to fixed capital.

b. Comprehensive income amounts in the statements of changes in stockholders' equity represent the Company's total activity during each period. It includes the consolidated net income of majority stockholders for the period plus other comprehensive income items of the same period which are presented directly in stockholders' equity without affecting the statements of income, as established in accounting principles generally accepted in Mexico. In the 2001 and 2000, the other comprehensive income items are the losses from holding nonmonetary assets and the translation adjustment of foreign entities. Additionally, in 2000 other comprehensive income includes the cumulative effect of deferred income tax; therefore, other comprehensive income for 2000 is not comparable to such 2001 amount.

c. Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the financial statements and the loss from holding nonmonetary assets, principally in real estate inventories, that consist mainly of land, because specific costs have increased below inflation. Therefore, the Company has not been able to maintain the purchasing power of the stockholders' equity and retained earnings.

d. Majority stockholders' equity at historical and restated values at December 31, 2001 and 2000 is as follows:

2001	Historical	Restatement	Restated
Common stock	Ps. 112,788	Ps. 250,141	Ps. 362,929
Additional paid-in capital	997,739	1,187,169	2,184,908
Reserve for repurchase of shares	200,991	3,820	204,811
Retained earnings	1,653,896	358,039	2,011,935
Insufficiency in restated stockholders' equity		(1,935,414)	(1,935,414)
Cumulative effect of deferred income tax	(528,707)	(23,263)	(551,970)
Cumulative translation adjustment	924	2,076	3,000
	Ps.2,437,631	Ps. (157,432)	Ps.2,280,199

2000	Historical	Restatement	Restated
Common stock	Ps. 112,851	Ps. 250,270	Ps. 363,121
Additional paid-in capital	997,739	1,187,169	2,184,908
Retained earnings	1,378,874	556,145	1,935,019
Insufficiency in restated stockholders' equity		(1,739,080)	(1,739,080)
Cumulative effect of deferred income tax	(528,707)	(23,263)	(551,970)
Cumulative translation adjustment	(2,235)	2,075	(160)
	Ps.1,958,522	Ps. 233,316	Ps.2,191,838

e. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, payable by the Company, in the event of distribution. Beginning January 1, 2003 such rate will be reduced by one percentage point each year until reaching 32% in 2005. Any income tax paid on such distribution maybe credited against future income tax payable by the Company in the three fiscal years following such payment.

f. During the stockholders' extraordinary general meeting held on March 31, 1997, authorization was given to issue 5,000,000 new ordinary Series B shares at no par value, of which a part will be distributed to all employees through a subscription of debentures convertible into shares, which were approved at that meeting, while another part will be held for future incentives. The purpose of this plan is to align the interest of the employees with those of the Company's stockholders, and also reward them for the Company's success.

With regard to this employee incentive plan, the Board of Directors submitted to the stockholders' meetings held in April 2001, the ratification of the form of payment of the bonuses for the group's key personnel relative to 2000, 1999 and 1998, by means of a plan based on the issue of convertible stock obligations.

g. In the Stockholders' and Board of Directors' extraordinary meetings held in April, May and August, 2001, the following was approved:

- The issuance of additional common stock up to $67,880 through the conversion of up to 60,606,778 unsecured bonds into GEO shares. It was agreed that 10,606,778 of the shares would be issued to GEO employees, as part of an incentive plan, for past, present and future incentives. The remaining 50,000,000 would be issued only under a "GEO takeover" according to resolutions to be made by the Board of Directors in future meetings.
- In the Board of Directors' meeting held on May 4, 2001, the term "GEO takeover" was defined. A GEO takeover is the attempt of acquisition, attainment, offering or exchange of 30% or more of the Company's stock by one or more individuals or entities without the written approval of the Board of Directors. During such meeting, the procedure to exchange the 50,000,000 shares in case of a hostile takeover was also established. The Board of Directors would select the executives who would receive the shares. Then, the executives would conceal and transfer the shares to a trust. The shares in this trust would be distributed on a pro-rata basis among all current shareholders, except for those identified by the Board of Directors as responsible for the takeover. Such bylaw amendment would be valid only with prior authorization of the National Banking and Securities Commission (CNBV), in accordance with article 14 Bis 3, paragraph 7 of the New Securities Market Act published on June 1, 2001. The Company has published the agenda for a stockholders' extraordinary meeting scheduled for August 31, 2001. The agenda states that the resolutions approved by the stockholders' meeting held on April 27, 2001 and the related resolutions of the Board of Directors will be reviewed and new resolutions will be adopted according to the new regulation mentioned above.
- In order to increase the number of shares of common stock due to the conversion of convertible debentures into shares, as explained in the previous paragraph, an increase of the fixed part of common stock in the amount of $67,880 was approved through the issuance of 60,606,778 common shares of Series "B," at no par value, to be deposited in the Company's treasury.
- The issuance of 5,000,000 shares was authorized for the employee incentive plan, as mentioned in subsection "f". It was further agreed to cancel 1,481,485 unsubscribed shares. However, as mentioned in the first paragraph of this subsection "g," there are still 10,606,778 unsubscribed shares for the purpose of the employee incentive plan.
- It was also agreed to cancel 9,125,293 shares issued in March 1997, which had not been subscribed or paid.
- The Board of Directors of GEO agreed that if a fair and adequate tender offer (non-hostile) for the Company were received and accepted, this offer should be extended by the buying group to all the investors of the Company, in such a way that minority stockholders and the controlling group would have the opportunity to participate in such offering and sell their shares at the same price and under the same conditions. This type of protection to the minority stockholders is known in international stock markets as "Tag Along" rights.

h. The balances of the tax accounts of stockholders' equity at December 31 are as follows:

	2001	2000
Contributed capital account	$ 2,537,901	$ 2,537,901
Net tax income account	277	277
	$ 2,538,178	$ 2,538,178

15. MINORITY STOCKHOLDERS' EQUITY

Minority stockholders' equity at December 31, 2001 and 2000 consisted of the following:

	2001	2000
Common stock	Ps. 89,795	Ps. 72,253
Accumulated deficit	(77,493)	(31,604)
Net loss	(5,651)	(39,932)
Insufficiency in restated stockholders' equity	(1,754)	(1,509)
	4,897	(792)
Contributions from trustors (See Note 1)	92,333	92,112
	Ps. 97,230	Ps. 91,320

16. BIDDINGS AND CREDIT ASSIGNMENTS

Below is a reconciliation at December 31, 2001 that shows the number of houses related to approvals of Line II packages from Infonavit and auctions won to obtain financing for housing construction and guarantees by Infonavit and Fovi for granting credits to affiliated members to acquire housing.

Status of bids:

	Number of Houses
Balance, December 31, 2000	30,476
2001 bids	24,165
Less 2001 revenue units	(24,103)
Declined bids	(8,301)
Balance, December 31, 2001	22,237

17. REAL ESTATE DEVELOPMENT REVENUES

Real estate development revenues by type of mortgage are as follows:

	2001	2000
Fovi	Ps. 1,152,164	Ps. 1,244,121
Line II and Infonavit auction	3,421,282	3,486,379
Revenue (cost) from cancellation (creation) of reserves	948	1,586
Domestic operations	4,574,394	4,732,086
International operations	83,623	87,782
	Ps. 4,658,017	Ps. 4,819,868

18. REAL ESTATE DEVELOPMENT COSTS

Real estate development costs by type of mortgage at December 31, 2001 and 2000, are as follows:

	2001	2000
Fovi	Ps. 855,953	Ps. 923,687
Line II and Infonavit auction	2,535,339	2,588,430
Cost (revenues) from cancellation (creation) of reserves	(1,064)	(917)
Cost of guarantees and services	9,014	5,528
Domestic operations	3,399,242	3,516,728
International operations	61,184	67,196
Total	Ps. 3,460,426	Ps. 3,583,924

19. INTEREST EXPENSE

	2001	2000
Interest and commissions paid	Ps. 192,374	Ps. 196,597
Amortization of cost of issued medium term commercial paper and recoverable credit rights	23,531	19,972
Total	Ps. 215,905	Ps. 216,569

20. INCOME TAX AND EMPLOYEE STATUTORY PROFIT-SHARING

The Company incurs consolidated income tax and tax on assets in proportion to the holding company's interest in the voting stock of the subsidiaries. As of January 1, 1999, 60% of the holding Company's interest of the tax results of the subsidiaries is consolidated. Estimated payments of income tax and tax on assets of both the Company and its subsidiaries are made as if the tax consolidation had not taken place.

a. Provisions for income tax and profit-sharing consist of the following:

	2001	2000
Current income tax	Ps. 16,007	
Deferred income tax	115,150	Ps. 101,898
Current employee profit-sharing	4,357	3,245
Net provisions	Ps. 135,524	Ps. 105,143

b. The Mexican income tax rate is 35%, with the obligation to pay 30% currently and the option of deferring payment of the remaining 5% until profits are distributed. Beginning January 1, 2003, such rate will be reduced by one percentage point each year until reaching 32% in 2005. The effective income tax rate for the years ended December 31, 2001 and 2000 differ from the statutory rate, mainly due to permanent differences such as nondeductible expenses and the effects of inflation.

c. Subsequent changes in the Mexican Income Tax Law - Changes to the Income Tax Law were enacted by the Mexican government on January 1, 2002, and included the following:

- In addition to the reduction in the income tax rate mentioned above, and the new procedure to determine the proportion in which the holding company owns the shares of its subsidiaries, as mentioned in preceding paragraph the Company no longer has the option of deferring the payment of 5% of taxable income until distribution of related profits.
- Any income tax paid on distributed dividends may be credited against future income tax payable by the Company in the three fiscal years following such payment.
- The obligation to withhold income tax for dividends paid to individuals or nonresidents is eliminated.
- Profit-sharing paid is no longer deductible against income taxes.

The effects of these changes on the calculation of deferred taxes must be recorded as of January 1, 2002, using the tax rate applicable when the temporary differences are expected to reverse. The Company has not yet quantified the net effect derived from such changes.

d. At December 31, 2001 and 2000, the main items comprising the balance of deferred income tax are as follows:

Deferred income tax liabilities:

	2001	2000
Accounts receivable	Ps. (938,227)	Ps. (970,403)
Property and equipment	(174,105)	(122,025)
Inventories	(278,678)	(356,402)
Other	(23,209)	(26,190)
	(1,414,219)	(1,475,020)

Deferred income tax assets:		
Advances from customers	73,586	51,363
Provisions	12,979	4,304
Effects of tax loss carryforwards	703,001	731,886
	789,566	787,553
Recoverable tax on assets	106,655	33,598
Net deferred liabilities	Ps. (517,998)	Ps. (653,869)

e. At December 31, 2001 and 2000 there are taxable temporary differences related to deferred PTU, mainly inventories, for which the deferred PTU liability of approximately Ps.49,781 and Ps.62,336 respectively, was not recorded because the Company believes that they will not reverse due to the continued and recurring nature of its transactions. In addition, there are unquantified permanent differences, mainly from restatement of fixed assets, which are expected to have an effect on profit- sharing generated in the future.

f. Tax loss carryforwards and recoverable tax on assets for which the deferred income tax asset and prepaid expense, respectively, have been recognized, can be recovered subject to certain conditions. As of December 31, 2001 restated amounts and expiration dates are as follows:

Loss Carryforward	Assets Tax	Year of Expiration
	Ps. 1,844	2003
Ps. 3		2004
108	2,773	2005
1,035,974	738	2006
410,285	1,638	2007
190,925	3,265	2008
48,877	31,778	2009
217,438	31,953	2010
104,963	32,266	2011
Ps.2,008,573	Ps. 106,655	

21. DISCONTINUED OPERATIONS

Operating results of Geo Beazer, L. P. as described in Note 1, have been recorded as discontinued operations. Operating results were as follows:

	2001	2000
Revenues	Ps. 14,131	Ps. 61,073
Cost and expenses	(22,622)	(99,868)
Other expenses (revenues)	(2,386)	33,258
Net results	Ps. (10,877)	Ps. (86,752)

22. EARNINGS PER SHARE

The amounts used to determine earnings per share for the years ended December 31, 2001 and 2000, were as follows:

	2001		
	Income	Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 285,898		
Minority net loss	322		
Majority income from continuing operations	286,220	100,472,530	Ps. 2.84
Loss from discontinued operations	(5,547)	100,472,530	(0.05)
Net income of majority stockholders	Ps. 280,673		Ps. 2.79

	Income	2000 Weighted Average Number of Shares	Pesos per Share
Income from continuing operations	Ps. 285,292		
Minority net loss	1,024		
Majority income from continuing operations	203,316	100,472,530	Ps. 2.02
Loss from discontinued operations	(47,844)	100,472,530	(0.47)
Net income of majority stockholders	Ps. 155,472		Ps. 1.54

23. CONTINGENCIES AND COMMITMENTS

a. The Company has labor lawsuits in the amount of Ps.3,493, which it believes will be resolved favorably.

b. Commitments - The Company has a commitment to Bancomer with respect to customers that acquire GEO housing and become delinquent on payments to the bank. The maximum commitment is the amount of eighteen monthly mortgage payments on the mortgage loan the customer receives from Bancomer. The joint and several obligation is summarized as follows:

   The term of the obligation is three years as of the date the housing deeds are prepared; as such, if the customer is current with payments at the end of the third year, then GEO's joint and several obligation is terminated. If during the course of those three years the customer fails to pay on time, the Company is obligated to pay the monthly payments to Bancomer on account of the customer. Subsequently, the bank will reimburse GEO for the amounts it has paid when the customer or a substitute customer continues making payments to the bank.

   If the customer does not make regular payments, Bancomer may demand the cancellation of the loan. Under these circumstances, GEO may provide a substitute customer or acquire the housing in question.

   In summary, GEO does not believe that it will incur significant expenses or losses arising from this obligation because it has customers constantly demanding its products; therefore, the Company feels it can adequately replace a customer who is delinquent and recover the payments made.

c. Land purchase commitment - In December 2000, GEO's subsidiary Geo Edificaciones sold plots of land to a trust of which BankBoston, S. A. - Trust Division is the trustee. Subsequently, GEO entered into a purchase and sale commitment (the "Contract") for such property with the trustee. Under the Contract, GEO agreed to acquire the property by purchasing one sixth of such property every six months from June 2001 until December 2003, therefore, the property was divided into six parts. The total acquisition price of the property is Ps.150,000, payable in six equal installments, together with certain other charges which may be passed on by the trust, according to formulas agreed to in the Contract.

   As part of the conditions agreed to in the Contract, certain covenants were established for GEO at the consolidated level, such as limitations on dividends, maintenance of consolidated stockholders' equity of Ps.2,000,000, maintenance of certain debt and interest coverage ratios, and maintaining current the bonds established with the government of the State of Mexico for the infrastructure work which has yet to be finished. Breach of any of the contractual obligations requires payment of an amount equal to the sum of the remaining installments. Also, certain subsidiaries of GEO are joint and severally liable for those obligations which are secured by mortgage security on a plot of land for an amount equal to 25% of the transaction amount.

   In addition, GEO Edificaciones entered into a preliminary purchase-sale agreement for the land with BankBoston, S. A. - Trust Division, which grants it the right to acquire or appoint a third party to acquire the real property or its related portions, if GEO were to waive its right, as established in the Contract.

d. A purchase option has been signed for a plot of land at a price equal to 13% of the final proceeds from the sale of the houses constructed on such land. At the contract signing date a payment of $ 17,413 was agreed, of which $11,600 has been paid at December 31, 2001, with the remnant of $5,543 due in February and April 2002. It is estimated that an additional $10,000 could be paid for any houses built and sold.

24. NEW ACCOUNTING PRINCIPLES

In December 2001, the Mexican Institute of Public Accountants ("IMCP") issued new Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments" ("C-9"), which is effective beginning January 1, 2003, although early application is encouraged. C-9 supersedes the former Bulletins C-9, "Liabilities" and C-12, "Contingencies and Commitments", and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations.

In January 2002, the IMCP issued new Bulletin C-8, "Intangible Assets" ("C-8"), whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any preoperating costs incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized preoperating costs under the former Bulletin C-8 will continue to be amortized. C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations.

officers



Geo senior officers staff "making the wave".

EXECUTIVE OFFICERS

Luis Orvañanos (57) Chairman of the Board, President	28 years
Roberto Cruz (57) Chief Technology & Construction Officer	28 years
Carlos García-Vélez (52) Chief Architecture Officer	27 years
Francisco Arellano (47) Chief Operational Officer	27 years
Emilio Cuenca (70) Chief Legal Officer	16 years
Miguel Gómez-Mont (49) Chief Executive Officer	13 years
Víctor Segura (48) Chief Financial Officer	13 years

MANAGING DIRECTORS

Carlos Manuel Delgado (51) Managing Director of Geo Oaxaca and Geo Veracruz	16 years
Gastón Vives (38) Managing Director of Geo Jalisco	13 years
Luis Felipe García (47) Managing Director of Geo Guanajuato	12 years
Ricardo Morales (45) Managing Director of GHISA	11 years
Jorge Nieves (33) Managing Director of Geo Guerrero	6 years
Alfonso García (37) Managing Director of Geo Querétaro	6 years
Emilio Cuenca (42) Managing Director of Geo Tijuana	6 years
Miguel Angel Chávez (50) Managing Director of Geo Monterrey	6 years
Roberto Orvañanos (43) Managing Director of Geo Edificaciones and Geo Morelos	6 years
Enrique Palacios (38) Managing Director of Geo Puebla	6 years
Fernando Calderón (51) Managing Director of Geo D.F.	4 years
Antonio González (48) Managing Director of Geo Laguna	4 years
Rafael Villaseñor (42) Managing Director of Geo Tampico and Geo Reynosa	1 year



CORPORATE DIRECTORS

Name	Position	Tenure
Alberto Nieves (51)	Director of Research and Technology	27 years
Mario Jaime (63)	Director of Costs	15 years
Enrique Pineda (43)	Director of Regional Design	15 years
Francisco Flores (44)	Director of Construction Engineering	14 years
Valdemar Martínez (42)	Director of Industrial Production	13 years
Jeronimo Paz (53)	Director of Purchasing	13 years
Francisco Gallo (49)	Director of Treasury	12 years
Francisco Javier González . (42)	Director of Regional Design	11 years
Jorge Ramírez (47)	Director of Bridge Loan Financing	11 years
Saúl Escarpulli (32)	Director of Planning	9 years
Daniel Gelove (44)	Director of Internal Auditing	8 years
Carlos Torrescano (52)	Director of Commercialization	8 years
Felipe Guzmán (33)	Director of Administration	7 years
Iván Vela (28)	Director of Finance and Equity Markets	6 years
Juan Antonio Valles (53)	Director of Human Resources	5 years
Raul Jiménez (39)	Director of Saving Programs	2 years
Héctor Bustamante (50)	Director of Organization and Operative Processes	7 months
Miguel Tirado (58)	Director of Social Communications	6 months

board of directors

The Board of Directors of Corporación Geo is currently composed of five external and six internal directors. The Board is elected annually at Geo's ordinary general shareholder's meeting, and is responsible for the Management and global strategy of the Company.

Luis Orvañanos	Chairman of the Board, President
Miguel Gómez-Mont	Director, Chief Executive Officer
Roberto Cruz y Serrano	Director, Chief Technology & Construction Officer
Emilio Cuenca	Director, Chief Legal Officer
Carlos García-Vélez	Director, Chief Architecture Officer
Francisco Arellano	Director, Chief Operational Officer
Alfredo Abdeljalek	External Director
José Carral	External Director
José Manuel Agudo	External Director
John D. O'Donnell	External Director
David Casares	External Director
Joaquín Gómez	Examiner
Tomás Lozano	Secretary
Víctor Segura	Alternate Director, Chief Financial Officer
Ricardo Morales	Alternate Director, Managing Director
Alejandro García Alcocer (†)	Alternate Director, Managing Director
Antonio González	Alternate Director, Managing Director

There are no family relationships that exist among the officers and directors of the Company and stockholders holding more than 0.5% of the Company's stock.

Geo's Board of directors composition
Percentage


55%
45%
External Directors
Internal Directors

Luis Orvañanos (57)
Chairman of the Board of Directors and President

Mr. Orvañanos founded GEO back in 1973. Mr. Orvañanos's business experience includes the foundation of more than 31 construction and home building companies having sold more than 185,000 homes. Mr. Orvañanos is currently a member of the Board of Directors of Afore Santander Mexicano, Hipotecaria Su Casita, Hipotecaria Financiamiento Azteca, and Fondo de Optimización de Capitales. Mr. Orvañanos holds a degree in Architecture from the Universidad Iberoamericana (UIA).

Miguel Gómez-Mont (49)
Chief Executive Officer

Mr. Gómez Mont has been employed by GEO for 13 years and has 10 years of additional experience in the Housing Industry. Mr. Gómez-Mont is the President of the Federación Nacional de Promotores Industriales de Vivienda, PROVIVAC (National Homebuilders Association) and has served in several housing teams of institutions such as CANACO, CNIC and COPARMEX. Mr. Gómez-Mont received a degree in Industrial Engineering from the UI and an MBA from the Instituto Tecnológico y de Estudios Superiores Monterrey (ITESM). Mr. Gómez Mont occupies a seat in the National Housing Board ruled by President Vicente Fox.

Roberto Cruz y Serrano (57)
Chief Technology and Construction Officer

Mr. Cruz has been employed by GEO since its foundation. Mr. Cruz has held various positions with the Company, including Director of Architecture and Construction, Manager of the Design Department, Manager of the Budget Department, Manager of Technical Planning, Construction Manager and General Manager of the Central Branch. Mr. Cruz received a degree in Architecture from the UI, and a Master's degree in Architecture and Technology from the Universidad Nacional Autónoma de México (UNAM). Mr. Cruz has also participated in several postgraduate courses at the Universidad de Madrid and at the Agence pour la Coopération Technique Industrielle et Economique in France.

Emilio Cuenca (70)
Chief Legal Officer

Mr. Cuenca has been employed by GEO for 16 years. He has been an auditor and banker for over 30 years. Mr. Cuenca was a member of the Board of Directors and Managing Director of Crédito Hipotecario del Sur for Banca Cremi and has served as an advisor to Crédito Hipotecario del Sur, Banca Cremi, Crédito Afianzador, Casa de Bolsa Cremi, Arrendadora Cremi, Cremicor, Inmobiliaria Habitat, Inmobiliaria Las Fuentes and FOVI among others. Mr. Cuenca received a degree in Accounting from the UNAM.

Carlos García-Vélez (52)
Chief Architecture and Design Officer

Mr. García-Vélez has been employed by GEO for 27 years. As the Company's principal architect and designer, Mr. García-Vélez has had primary responsibility for the creation of "La Morada" and "GEO morada" systems. Mr. García-Vélez is the Director of the International Board of Architects for the Americas. He has written 45 national and international publications and has received more than 14 awards in Mexico and overseas. Mr. García-Vélez received a degree in Architecture from the Universidad Anáhuac and a Master's degree in Design from Harvard University.

Francisco Arellano (47)
Chief Operational Officer

Mr. Arellano has been employed by GEO for 27 years. Mr. Arellano has held various positions in the Company and has held Senior Managementpositions for the last thirteen years. Mr. Arellano is responsible for the planning, execution and control of the physical operations of GEO. Mr. Arellano received a degree in Architecture from the UNAM.

Víctor Segura (48)
Chief Financial Officer

Mr. Segura has been employed by GEO for 13 years. Mr. Segura has held several positions as Sub-Director of Finance and Administration, Managing Director of several subsidiaries and Director of Finance. Mr. Segura has been the designer of corporate strategy programs such as "Factory of Homes", "Factory of Clients" as well as the "Securitization Programs". Mr. Segura has extensive experience in corporate finance through his work at other respected institutions. Mr. Segura received a degree in Accounting from ESCA at the Instituto Politécnico Nacional.

Ricardo Morales (46)
Managing Director

Mr. Morales has been employed by GEO for 12 years. Mr. Morales has been Managing Director of six of GEO's subsidiaries. Mr. Morales received a degree in Industrial Engineering from the UI and a Diploma in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Alejandro García Alcocer (54) †
Managing Director,

Mr. García was employed by GEO for 19 years. Mr. García was Founder and President of GAOR, a homebuilding company, before it was acquired by GEO. Mr. García was Managing Director of two of GEO's subsidiaries. Mr. García received a degree in Civil Engineering from the Universidad Nacional Autónoma de Querétaro.

Antonio González (48)
Managing Director,

Mr. González has been employed by GEO for 4 years. Mr. Gonzalez was Founder and President of FACIL, a homebuilding company, before it was acquired by GEO. Mr. Gonzalez has been Managing Director of two of GEO's subsidiaries. Mr. González received a degree in Civil Engineering from the Universidad Iberoamericana, an MBA from ITESM and a Diploma in Business Administration from IPADE.

Alfredo Abdeljalek (55)
External Director

Mr. Abdeljalek was employed by GEO for 17 years. Before his retirement, Mr. Abdeljalek worked as Vice President of Finance and Administration. Mr. Abdeljalek received a degree in Accounting from the Instituto Tecnológico Autónomo de México (ITAM).

José Manuel Agudo (56)
External Director

Mr. Agudo has been a member of the Board since 1995 and is the President of Hipotecaria Su Casita and Managing Partner of Softec, a real estate market research firm. He was President of Unión Interamericana para la Vivienda and Provivac. Mr. Agudo received a degree in Architecture from the UNAM and a Master degree in Finance from the IBAFIN.

José Carral (79)
External Director

Mr. Escalante has been a member of the Board since 1994 and is Partner in the law firm of Carral, Rubio del Cueto, S.C. Mr. Carral counts with 37 years of International Banking experience and has been part of more than 35 company's Board of Directors. Mr. Carral received a degree in Law from the UNAM and several diplomas from the University of California at Berkeley and New York University.

John D. O'Donnell (68)
External Director

Mr. O'Donnell has been a member of the Board since 1993 and is a trustee of the Urban Land Institute and the Founder, Chairman of the Board and Chief Executive Officer of the O'Donnell Organization, a real estate development and management company located in California.

David Casares (58)
External Director

Mr. Casares is a member of the Board since 2001, and he is founder of the consultant's firm "Praxis Asesores Corporativos, S. C". With a 31 years experience in consulting, he has been advisor of Apasco, 3m de Mexico, Bital, Casa de Bolsa Inverlat, Alsthom, Kimberly Clark de Mexico, Nafinsa, Seguros Monterrey, Siemens de Mexico and Suburbia among others. Mr. Casares received a Doctorate from the Universidad Iberoamericana, and has done several post graduate studies in Texas University, University Associates of San Diego and the Universidad Latino Americana.

Joaquín Gómez (59)
Examiner

Mr. Gómez is a Senior Partner and member of the Board of Deloitte Touche & Tohmatsu Mexico. He counts with 34 years of experience in the accounting businesses, having been President of the Mexican Public Accounting College. Mr. Gómez received a degree in Accounting from the ITESM.

GLOSSARY

Average shares Represents the weighed average shares outstanding at the close of each year, stated in millions of shares, and includes the total number of shares issued by GEO.

CAGR Compound annual growth rate.

Capitalized interest expenses According to US GAAP, GEO includes in the COGS the banking and interest expenses related to production.

CETES Certificados de la Tesorería de la Federación (Treasury Bills).

Cluster The minimum production unit formed by 60 houses built together.

CNBV Comisión Nacional Bancaria y de Valores (Mexican Securities Exchange Commission).

D4 - Bulletin Published by the Mexican Institute of Public Accountants in May 1999, to be enforced as of January 1st, 2000.

This new regulation quantifies the amount to be earmarked for the payment of income taxes and profit sharing (ISR and PTU) determined by temporary differences between the accounting income and the fiscal income. These temporary differences are generated by:

- Deductions that are made for fiscal effects before their accountability, i.e., the deduction of purchases other than the costs of goods sold.
- Revenues for fiscal purposes are accumulated after they are accounted for.

Earnings per share Net income divided by the average weighted number of shares outstanding during the year, according to Mexican accounting principles.

EBITDA Earnings Before Interest, Taxes, Depreciation and Amortization -- calculated by adding depreciation, capitalized interest expenses and capitalized REPOMO (see definition below) for the period to the operating profit.

Equivalent homes produced Revenues divided by the average price of the period.

Financial leverage Net Debt divided by EBITDA for the previous twelve months.

FOVI Fondo de Operación y Financiamiento Bancario para la Vivienda -- Housing Finance and Operation Fund.

FOVISSSTE Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado – Mortgage Fund of the Social Security Institute for Government Employees

GDP Gross Domestic Product (GDP) is the sum of all incomes earned by the production of all goods and services (the value of the output) within a nation's economic territory, normally given as a total for the year. It includes the production of foreign-owned firms within the country, but excludes the income from domestically owned firms located abroad.

Geo block Geo's distinctive trademark brick.

IMPAC Impuesto al Activo (tax on assets)

INFONAVIT Instituto del Fondo Nacional de Vivienda para los Trabajadores – National Housing Mortgage Institute for Workers

Inventroy turnover Sum of inventory and real estate inventory divided by the total revenues and multiplied by 365.

ISR Impuesto Sobre la Renta (Income Tax)

Minimum wage According to Mexican law, the minimum salary that a worker is to be paid for a day of work. As of December 31, 2001, the minimum wage was the equivalent of US$ 133.77 per month.

Net debt Balance sheet short-term and long-term debt less cash and cash equivalents.

Operating free cash flow EBITDA less net financial expenses, capitalized interests expenses, capital expenditures, paid taxes, changes in net operating working capital, inflation adjustments and foreign exchange adjustments.

PROVIVAC Federación Nacional de Promotores Industriales de Vivienda, A. C. – National Homebuilders Association.

PTU Participación de los Trabajadores en las Utilidades de la Empresa (Employees' profit sharing)

REPOMO Resultado por la Posición Monetaria (Monetary net result originated by inflation adjustments)

REPOMO capitalized REPOMO counted in COGS.

SHF Sociedad Hipotecaria Federal (National Mortgage Bank).

SOFOLES (NON-BANK BANKS) Sociedades Financieras de Objeto Limitado, or "non-bank banks."

TIIE Tasa de Interés Interbancaria de Equilibrio (Interbank Rate).

UDIS Unidades de Inversión (Values Indexed to the Inflation Rate)

Working capital Difference between current operating assets and current operating liabilities.

Years ended shares Represents the total shares outstanding at the close of each year, stated in millions of shares, and includes the total number of sharès issued by GEO.

to keep communicating with the market

![Casas GEO award]

"The Best Investor Relations Site of Mexico According to Capital Markets" Award 2001. LatinFinance / MZ Consult

Corporate Headquarters:
Corporación GEO, S.A. de C.V.
Margaritas 433
Ex-Hacienda Guadalupe Chimalistac
Tel. +(52) 55 5480 5000
CP 01050, México, D.F.

Exchange Listings:
Bolsa Mexicana de Valores: GEO B
Over the Counter, USA: ADR Level 1
PORTAL, USA: ADR 144A

Ticker Symbols:
Mexican Stock Exchange: GEOB
ADR (1:4): CVGFY; CUSIP:21986V204
Bloomberg: GEOB MM
Reuters: GEOb.MX
Infosel: GEO

Depositary Bank:
Bank of New York
620 Avenue of the Americas, 6th Floor
New York, NY 10011
Edgar Piedra
epiedra@bankofny.com
Ph. +(212) 462 6642
www.adrbny.com

Independent Auditors:
Deloitte & Touche

Corporate Governance:
"One Share, One Vote"
100% B Voting Shares
65% Free Float
Tag-Along Rights
Shareholder Rights

Contacts and Additional Information:

Iván Vela
Director of Finance & Equity Markets
Ph. +(52) 55 5480 5071
Fax. +(52) 55 5554 6064
ivela@casasgeo.com

Marco Lalos
Investor Relations
Ph. +(52) 55 5480 5078
Fax. +(52) 55 5554 6064
geo_ir@casasgeo.com

Richard Huber, Gabriel Leblic
Investor Relations
Thomson Financial, New York
Ph. +(212) 701 1830
Fax. +(212) 509 5824
richard.huber@tfn.com
gabriel.leblic@tfn.com


BOLSA MEXICANA DE VALORES


THE BANK OF NEW YORK


COTIZA EN BOLSA MEXICANA DE VALORES
GEOB

